APTARGROUP

CONSISTENT



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AptarGroup, Inc.

Werte

Wir glauben an den Wert jedes einzelnen Menschen - unabhängig von seiner gesellschaftlichen Stellung.

Wir streben nach Beziehungen, die auf Offenheit, Ehrlichkeit und Feedback (Rückmeldung) beruhen.

Wir fördern Teamwork und Zusammenarbeit über alle Ebenen hinweg.

Wir fordern die Menschen heraus, Eigeninitiative zu entwickeln und ihr Potential auszuschöpfen.

Wir bauen auf Geschäftsbeziehungen, die auf Verantwortung und den langfristigen und ausgewogenen Interessen aller Beteiligter (Stakeholder) gründen.

Jacques Blanié



AptarGroup, Inc.

Système de Valeurs de l'Entreprise

Nous croyons en la valeur de la personne quelle que soit sa position.

Nous nous engageons à ce que la droiture, l'ouverture et l'échange soient les bases de nos relations.

Nous encourageons l'esprit et le travail d'équipe à tous les niveaux de l'entreprise.

Nous incitons chacun à développer ses capacités et à faire preuve d'initiative.

Nous bâtissons nos relations professionnelles de manière responsable, sur le long terme et dans l'intérêt de toutes les parties.

François Boutan



AptarGroup, Inc.

Core Values

We believe in the self-worth of individuals regardless of their status.

We strive for relationships that are based on openness, honesty, and feedback.

We promote teamwork and cooperation at all levels.

We challenge people to develop their potential and to take initiative.

We practice business relationships that are based on responsibility and on long-term and mutual interests to all stakeholders.

Patrick F. Doherty



AptarGroup, Inc.

Core Values

We believe in the self-worth of individuals regardless of their status.

We strive for relationships that are based on openness, honesty, and feedback.

We promote teamwork and cooperation at all levels.

We challenge people to develop their potential and to take initiative.

We practice business relationships that are based on responsibility and on long-term and mutual interests to all stakeholders.

Stephen J. Hagge



AptarGroup, Inc.

Système de Valeurs de l'Entreprise

Nous croyons en la valeur de la personne quelle que soit sa position.

Nous nous engageons à ce que la droiture, l'ouverture et l'échange soient les bases de nos relations.

Nous encourageons l'esprit et le travail d'équipe à tous les niveaux de l'entreprise.

Nous incitons chacun à développer ses capacités et à faire preuve d'initiative.

Nous bâtissons nos relations professionnelles de manière responsable, sur le long terme et dans l'intérêt de toutes les parties.

Olivier Fourment



AptarGroup, Inc.

Core Values

We believe in the self-worth of individuals regardless of their status.

We strive for relationships that are based on openness, honesty, and feedback.

We promote teamwork and cooperation at all levels.

We challenge people to develop their potential and to take initiative.

We practice business relationships that are based on responsibility and on long-term and mutual interests to all stakeholders.

Lawrence Lowrimore



AptarGroup, Inc.

Valori Chiave

Crediamo nel valore intrinseco di ogni singolo individuo indipendentemente dalla sua posizione.

Ci adoperiamo per coltivare rapporti basati sulla franchezza, l'onestà ed il feed-back.

Incoraggiamo il lavoro di gruppo e la cooperazione a qualsiasi livello.

Spronaimo i nostri collaboratori a sviluppare le loro potenzialità ed a prendere l'iniziativa.

I nostri rapporti d'affari si basano sulla responsabilità e sui reciproci interessi a lungo termine di tutti coloro che operano nel e per il gruppo.

Francesco Mascitelli



AptarGroup, Inc.

Core Values

We believe in the self-worth of individuals regardless of their status.

We strive for relationships that are based on openness, honesty, and feedback.

We promote teamwork and cooperation at all levels.

We challenge people to develop their potential and to take initiative.

We practice business relationships that are based on responsibility and on long-term and mutual interests to all stakeholders.

Emil Meshberg



AptarGroup, Inc.

Core Values

We believe in the self-worth of individuals regardless of their status.

We strive for relationships that are based on openness, honesty, and feedback.

We promote teamwork and cooperation at all levels.

We challenge people to develop their potential and to take initiative.

We practice business relationships that are based on responsibility and on long-term and mutual interests to all stakeholders.

Peter Pfeiffer



AptarGroup, Inc.

Système de Valeurs de l'Entreprise

Nous croyons en la valeur de la personne quelle que soit sa position.

Nous nous engageons à ce que la droiture, l'ouverture et l'échange soient les bases de nos relations.

Nous encourageons l'esprit et le travail d'équipe à tous les niveaux de l'entreprise.

Nous incitons chacun à développer ses capacités et à faire preuve d'initiative.

Nous bâtissons nos relations professionnelles de manière responsable, sur le long terme et dans l'intérêt de toutes les parties.

Olivier de Pous



AptarGroup, Inc.

Core Values

We believe in the self-worth of individuals regardless of their status.

We strive for relationships that are based on openness, honesty, and feedback.

We promote teamwork and cooperation at all levels.

We challenge people to develop their potential and to take initiative.

We practice business relationships that are based on responsibility and on long-term and mutual interests to all stakeholders.

Eric S. Ruskoski



AptarGroup, Inc.

Werte

Wir glauben an den Wert jedes einzelnen Menschen - unabhängig von seiner gesellschaftlichen Stellung.

Wir streben nach Beziehungen, die auf Offenheit, Ehrlichkeit und Feedback (Rückmeldung) beruhen.

Wir fördern Teamwork und Zusammenarbeit über alle Ebenen hinweg.

Wir fordern die Menschen heraus, Eigeninitiative zu entwickeln und ihr Potential auszuschöpfen.

Wir bauen auf Geschäftsbeziehungen, die auf Verantwortung und den langfristigen und ausgewogenen Interessen aller Beteiligter (Stakeholder) gründen.

Hans-Josef Schütz



AptarGroup, Inc.

Core Values

We believe in the self-worth of individuals regardless of their status.

We strive for relationships that are based on openness, honesty, and feedback.

We promote teamwork and cooperation at all levels.

We challenge people to develop their potential and to take initiative.

We practice business relationships that are based on responsibility and on long-term and mutual interests to all stakeholders.

Carl A. Siebel

1960's AptarGroup Locations



1970's AptarGroup Locations



1980's AptarGroup Locations



1990's AptarGroup Locations



Current AptarGroup Locations



1993

2003


Aptargroup, Inc.
CERTIFICATE OF STOCK


Aptargroup, Inc.
CERTIFICATE OF STOCK


Aptargroup, Inc.
CERTIFICATE OF STOCK


Aptargroup, Inc.
CERTIFICATE OF STOCK


Aptargroup, Inc.
CERTIFICATE OF STOCK

$100 investment in AptarGroup in April 1993.

$444 value at the end of 2003 (dividends reinvested).


AptarGroup Annual Sales (In Millions of Dollars)
0
1,200
1965
1966
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$1,0

00,





[illegible] Siebel | Stephen J. Hagge | Peter H. Pfeiffer



Letter to Our Shareholders
(page 19)

A NEW YEAR – A DIFFERENT LOOKING WORLD – A FAMILIAR APTARGROUP

2003 was in many ways very different from 2002. Global economies and currency values shifted, certain geopolitical conflicts intensified and some companies struggled amid rising costs and faltering consumer confidence, while others found innovative ways to grow. Corporations adopted new and better governance practices and strengthened their relationships with shareholders through open and clear communication. Finally, amid all of the change, investor confidence began to return to the financial markets.

As you well know, we are a global company serving global customers and we face a myriad of challenges and changing business landscapes each and every day. But there is, at the core of AptarGroup, something fundamental and sound that holds us on course and propels us forward – characteristics that have been our legacy and will be our future. Steadfast. Committed. Consistent.

I want you to have confidence that, no matter how the world around us changes, we will continue to consistently manage our company in an ethical manner, consistently encourage the innovative ideas of our talented employees, consistently exceed our customers' expectations, and consistently deliver shareholder value.

2003 – ANOTHER RECORD YEAR

We began the year with cautious optimism. Our incoming orders were increasing, the Dollar was relatively stable and nearly on par with the Euro, and many of our customers seemed glad to get 2002 behind them. As the year unfolded, we saw some of our expectations met and others not. Sales to the

Letter to Our Shareholders
(page 20)

fragrance/cosmetic market started strong as expected and then weakened towards the end of the year. Demand from the pharmaceutical market was not as strong as we would have liked due to customer project postponements and inventory corrections, but in the end, yielded growth over 2002. Sales to the personal care market started slow but finished strong. Our persistence in the food/beverage market continued to result in exceptional growth year over year as we had planned, while our sales to the household market remained relatively flat. On top of the changing market demands, the Dollar plummeted to record lows versus the Euro and customers shortened their lead times and order horizons.

While the year was a mixture of challenges, changes and opportunities, it was, for a consistent company like AptarGroup, another chance to grow. We posted record annual results for 2003, surpassing $1 billion in sales for the first time in our history in what was our 38th consecutive year of sales growth.

For the year ended December 31, 2003, sales increased 20 percent to $1.1 billion from $927 million in the prior year. Sales excluding changes in foreign currency exchange rates increased approximately nine percent from the prior year. Net income for the year increased 20% to $79.7 million from $66.6 million a year ago. Diluted earnings per share were $2.16 per share compared to $1.82 per share in the prior year. The results for 2003 include a charge of approximately $1.3 million ($.8 million after taxes) related to research and development costs associated with acquired dry powder technology. In 2002, we recorded charges of $4.2 million ($2.7 million after taxes) related to a patent dispute settlement and $1.7 million ($1.1 million after taxes) for our Strategic Initiative.

Letter to Our Shareholders

(page 21)

While we achieved strong earnings growth, our margins were negatively affected by an increase in custom tooling sales which have a lower margin than our typical products, competitive price pressure, the weakened Dollar's effect on our imports into the U.S., and higher pension and insurance costs. In spite of these negative impacts, we were able to better leverage our overheads through production efficiencies and cost containment programs, and, our earnings benefited from lower interest expense and tax credits.

SOLID BALANCE SHEET

Once again, we finished the year in a very strong financial condition. Cash and equivalents increased to $165 million from $90 million at the end of 2002. Interest bearing debt decreased to $222 from $227 million, while stockholders' equity increased to $783 million from $594 million a year ago. We continue to look at ways to utilize our cash to enhance shareholder value, including potential acquisitions, dividends and share repurchases. In July, our Board of Directors increased our annualized dividend rate to $.28 per share, up from $.24 per share. As of December 31, 2003, AptarGroup had repurchased approximately 1.4 million shares out of a total of 3 million authorized.

LEADERSHIP EDGE

We continue to be the innovative leader in the dispensing systems niche of the packaging industry. We have consistently applied our research and development resources, spending on average approximately 3% of net sales each year, to develop unique new ways to dispense fragrances, lotions, soaps, cleaners, foods, beverages, medicines and many other useful products you rely on each day. Consumers have shown time and time again, that they prefer clean, easy to use, reliable packages and our customers, some of the world's largest consumer product and pharmaceutical companies, turn to us for their dispensing solutions.

In the fragrance/cosmetic market, we are developing new sampling devices. The sampling market continues to grow and our fragrance customers are seeking new ways to entice and allow consumers to sample their product. In addition, our creative solutions are satisfying the growing demand from our cosmetic customers for lotion and cream dispensing systems.

We continue to extend our knowledge and our presence in the food/beverage market. We are very proud of our SimpliSqueeze® no-drip silicone valve technology, and we have been able to leverage the successes of companies currently using SimpliSqueeze to attract new customers. Our ability to adapt our existing technology to new applications will continue to generate new sales in the food/beverage area. For example, we recently partnered with a pouch manufacturer to launch the world's first SimpliSqueeze pouch for an energy drink. We will continue to adapt our technology to meet the changing demands of this vast market segment.

Personal care marketers continue to battle for shelf space and are using packaging as a way to differentiate their products. They continue to demand unique solutions from us, such as our waterproof pumps and upside-down pumps. In the household area, we are working with customers to develop alternative ways to deliver fragrances and scents within the home, including electronically emitted scents, and we are confident that our research and development teams will achieve breakthrough solutions for this market.

Letter to Our Shareholders
(page 23)

Over the past several years, we have seen the pharmaceutical industry move to offer more dry powder forms of medications using noninvasive drug delivery methods. In the third quarter of 2003, we invested in this area and acquired dry powder inhalation technology. We believe that the intellectual property and equipment acquired, combined with our tested experience in the field of drug delivery systems, will allow us to create superior dry powder dispensing devices. In addition, our reputable preservative-free dispensing systems are drawing more attention from major pharmaceutical companies.

LOOKING FORWARD

We believe AptarGroup is well positioned for future growth in spite of several challenges on the horizon. Some of them are old familiar challenges. Some are new ones. As we have seen in the past, demand from our various markets fluctuates and is often dependent on a variety of factors beyond our control, such as economic shifts or our customers' ability to accurately forecast their inventory needs. Low priced foreign suppliers, especially in the fragrance and personal care areas, are extending their reach. Price pressure continues particularly across the personal care, low-end fragrance and household markets as mass market retailers leverage their vast purchasing power. The Euro seems unwilling to give ground to the Dollar and, as I have mentioned, because we are a net importer into the U.S. from Europe, this has a negative effect on our margins.

However, our balance sheet has never been stronger, our research and development efforts continue to yield breakthrough dispensing technologies, and we remain in close partnership with our customers. Whether we will face old familiar challenges or completely new ones, our focus will remain the same –

Letter to Our Shareholders
(page 24)

delivering what is ultimately important, consumer satisfaction. We believe the end consumer's preference for a better dispensing system, one that delivers a more consistent, cleaner, convenient dose, will continue to drive our business.

Specifically in 2004, sales of our products to the food/beverage market are expected to continue to grow as we continue to penetrate this immense market. Sales to the household market are also expected to grow over the prior year as marketers seek innovative differentiating dispensing systems. Lastly, sales to our main three markets (fragrance/cosmetic, personal care and pharmacy) are all expected to increase modestly over 2003.

As an investor in AptarGroup, you have seen where consistency has taken us these past 10 years as a public company. As managers and employees, we, the people of AptarGroup, have seen that consistency can take an entrepreneurial company to one billion in sales and beyond. We thank you for your confidence in us over the years and we look forward to consistently leading AptarGroup and all stakeholders to new heights.



CARL A. SIEBEL
President and Chief Executive Officer
February 10, 2004

Financial Highlights

(In millions, except per share amounts)	2003	2002
Net Sales	$ 1,114.7	$ 926.7
Operating Income[1]	123.9	107.1
Net Income	79.7	66.6
Earnings Per Share		
Basic	2.21	1.86
Diluted	2.16	1.82
Dividends Declared		
Per share	.26	.24
Return On Equity[2]	11%	12%
Share Price		
High	$ 39.80	$ 38.74
Low	$ 26.51	$ 24.84
Close	$ 39.00	$ 31.24

(1) Operating income includes a charge of $1.3 million related to acquired research and development in 2003, and Strategic initiative charges of $1.7 million and patent dispute settlement charges of $4.2 million in 2002.

(2) Calculated based upon net income and average quarter-end equity.

Financial Highlights

SALES BY MARKET


33%
7%
8%
24%
28%

Personal Care	33%
Fragrance/Cosmetic	28%
Pharmaceutical	24%
Household	8%
Food/Beverage & Other	7%

SALES BY PRODUCT


5%
58%
14%
23%

Pumps	58%
Dispensing Closures	23%
Aerosol Valves	14%
Other	5%

Financial Highlights


NET SALES
1999
$884
2000
$883
2001
$892
2002
$927
2003
$1,115


OPERATING INCOME
1999
$108
2000
$114
2001
$102
2002
$107
2003
$124

Financial Highlights



CUMULATIVE SHAREHOLDER RETURNS
(dividends reinvested)
Source: Standard & Poors
APRIL 1993
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
APTAR
$100
$110
$154
$201
$191
$303
$308
$278
$327
$393
$353
$444
S&P 500
$100
$109
$170
$152
$187
$249
$320
$388
$352
$311
$242
$311

Divisions and Subsidiaries
(page 29)

EMSAR, INC. / EMSAR SPA
Emil Meshberg, Chief Executive Officer
Francesco Mascitelli, President
Stratford, Connecticut / Chieti, Italy

EMSAR SA
Buenos Aires, Argentina

EMSAR BRASIL Ltda.
Sao Paulo, Brazil

EMSAR France SCA
Saint Germain-en-Laye, France

EMSAR GmbH
Düsseldorf, Germany

Emson Spraytech India Private Ltd.
Gokula Extension, Bangalore, India

Novares S.p.A.
Pescara, Italy

PT EMSAR Indonesia
Cikarang, Bekasi, Indonesia

ING. ERICH PFEIFFER GMBH
Hans-Josef Schütz, Geschaftsführer
Radolfzell and Eigeltingen, Germany

Caideil MP Teoranta
Tourmakeady, County Mayo, Ireland

Pfeiffer of America, Inc.
Princeton, New Jersey

Pfeiffer Vaporisateurs France S.a.r.l.
Paris, France

P & S Japan Ltd.
Tokyo, Japan

SEAQUIST CLOSURES LLC
Eric Ruskoski, President
Mukwonago, Wisconsin

Global Precision, Inc.
Davie, Florida

Liquid Molding Systems, Inc.
Midland, Michigan

Seaquist Closures LLC
Vladimir, Russian Federation

Seaquist Closures Ltd.
Leeds, UK

Seaquist General Plastics SAS
Poincy, France

Seaquist Löffler Kunststoffwerk GmbH
Freyung, Germany

Seaquist Löffler Kunststoffwerk Spol. SRO
Ckyne, Czech Republic

Seaquist – M.P.N.
Mondeville, France

Seaquist de Mexico, S.A. de C.V.
El Marques, Querétaro, Mexico

Divisions and Subsidiaries
(page 30)

SEAQUISTPERFECT DISPENSING LLC
Patrick Doherty, President
Jacques Blanié, Executive Vice President
Cary, Illinois

SeaquistPerfect Dispensing GmbH
Dortmund, Germany

SeaquistPerfect Dispensing Ltd.
Bletchley-Milton Keynes, UK

SeaquistPerfect Dispensing SAS
Louveciennes and Verneuil-sur-Avre, France

SeaquistPerfect Dispensing de Mexico,
S.A. de C.V.
El Marques, Querétaro, Mexico

SeaquistPerfect Plastic GmbH
Menden, Germany

Somova S.r.l.
Milan, Italy

VALOIS SAS
Olivier Fourment, Directeur Général
Olivier de Pous, Directeur Général
Le Neubourg, Le Vaudreuil,
Verneuil-sur-Avre, Marly-le-Roi, France

Valois of America, Inc.
Congers, New York

Valois Deutschland GmbH
Düsseldorf, Germany

Valois Dispray SA
Mezzovico, Switzerland

Valois España SA
Madrid, Spain

Valois India Private Ltd.
Bandra (E, Mumbai), India

Valois Ireland Ltd.
Ballinasloe, County Galway, Ireland

Valois Italiana S.r.l.
Milan, Italy

Valois UK Ltd.
Bletchley-Milton Keynes, UK

OTHER
Aptar Suzhou Dispensing Systems Co. Ltd.
Suzhou, China

Graphocolor SA
Annecy, France

Microflow Engineering SA
Peseux, Switzerland

Seaquist Canada Ltd.
Concord, Ontario, Canada

Seaquist Valois Australia Pty. Ltd.
Wetherill Park, Australia

Seaquist Valois do Brasil Ltda.
Sao Paulo, Brazil

Seaquist Valois Japan Ltd.
Tokyo, Japan

Officers, Directors and Board Committees
(page 31)

OFFICERS

Carl A. Siebel
69, President and Chief Executive Officer

Peter H. Pfeiffer
55, Vice Chairman of the Board

Stephen J. Hagge
52, Executive Vice President,
Chief Financial Officer and Secretary

François Boutan
61, Vice President Finance – Europe

Robert Kuhn
41, Vice President

Lawrence Lowrimore
59, Vice President - Human Resources

Emil Meshberg
56, Vice President

Ralph Poltermann
49, Vice President and Treasurer

Matthew J. DellaMaria
40, Director

BOARD OF DIRECTORS

Alain Chevassus
President of COSFIBEL (flexible plastic packaging); Former President and Chief Executive Officer of Techpack International (a cosmetic packaging division of Pechiney SA)

Rodney L. Goldstein
Chairman and Managing Director of Frontenac Company LLC (venture capital investing)

Ralph Gruska
Retired; Former Chairman and Chief Executive Officer of the Cosmetics and Dispensers Divisions of Cope Allman Packaging plc (packaging)

Dr. Leo A. Guthart
Managing Member of the General Partner of Topspin Partners L.P. (venture capital investing); Former Executive Vice President, Home and Building Control, Honeywell; Director of the Acorn Investment Trust (an investment trustee) and Symbol Technologies, Inc. (bar code scanners, wireless equipment)

Prof. Dr. Robert W. Hacker
Retired Chief of Cardiac Surgery at the Heart and Vessel Clinic in Bad Neustadt, Germany

Stephen J. Hagge
Executive Vice President, Chief Financial Officer and Secretary

King W. Harris
Chairman of the Board; Chairman, Harris Holdings, Inc. (investment holding company); Chairman of the Board, Rehabilitation Institute of Chicago; Vice Chairman of the Board of Penton Media, Inc. (business to business media company); Director of Alberto-Culver Co. (health and beauty products)

Peter H. Pfeiffer
Vice Chairman of the Board

Carl A. Siebel
President and Chief Executive Officer

Dr. Joanne C. Smith
Senior Vice President, Corporate Strategy, Rehabilitation Institute of Chicago; Physician, Rehabilitation Institute of Chicago; Director of Hillenbrand Industries, Inc. (healthcare and deathcare products)

BOARD COMMITTEES

Corporate Governance Committee:
King W. Harris, Chairman
Prof. Dr. Robert W. Hacker

Audit Committee:
Dr. Leo A. Guthart, Chairman
Rodney L. Goldstein
Ralph Gruska
Dr. Joanne C. Smith

Compensation Committee:
Dr. Leo A. Guthart, Chairman
Ralph Gruska
King W. Harris

Executive Committee:
King W. Harris, Chairman
Stephen J. Hagge
Peter H. Pfeiffer
Carl A. Siebel

Corporate Information
(page 32)

Corporate Headquarters
475 West Terra Cotta Avenue, Suite E
Crystal Lake, Illinois 60014
815-477-0424

European Headquarters
AptarGroup SAS
147, rue du Président Roosevelt,
B.P. 5232
78175 Saint Germain-en-Laye Cedex,
France

Counsel
Sidley Austin Brown & Wood LLP
Bank One Plaza
10 South Dearborn Street
Chicago, Illinois 60603

Independent Auditors
PricewaterhouseCoopers LLP
1 North Wacker Drive
Chicago, Illinois 60606

Stock Exchange
AptarGroup common stock is traded on the New York Stock Exchange (symbol: ATR)

Form 10-K Report
You may access a copy of the AptarGroup, Inc. Form 10-K Report filed with the Securities and Exchange Commission through the Reports & SEC Filings link on the Investor Relations page of our web site at www.aptargroup.com or you may receive a copy of the Report by writing to Mr. Stephen J. Hagge at the corporate office.

Annual Meeting
The Annual Meeting of Stockholders will be held May 5, 2004 at the offices of Sidley Austin Brown & Wood LLP, Bank One Plaza, 10 South Dearborn Street, Chicago, Illinois 60603.

Web Site
AptarGroup - http://www.aptargroup.com

Stock Transfer and Stockholder Services
National City Bank
Corporate Trust Operations
Locator 5352
P.O. Box 92301
Cleveland, OH 44193-0900
Telephone: 800-622-6757
International: + 1-216-257-8663
Hearing Impaired: 800-622-5571; 216-257-7353
Fax: 216-257-8508
E-mail:
shareholder.inquiries@nationalcity.com

By Courier or Express Delivery:
National City Bank
Corporate Trust Operations
Locator 5352
3rd Floor – North Annex
4100 West 150th Street
Cleveland, OH 44135-1385
Telephone: 800-622-6757

Notices regarding changes of address and inquiries regarding lost or stolen certificates and transfers of stock should be directed to the transfer agent.

(Design: SamataMason) (Executive Photography: Chris Kirzeder) (Product Photography: Dennis Ayuson)



Schering
with Bleach
CLEANSER
CLOROX
1 LB 8 OZ (24 OZ) 680 g
Oubliez le récurage et le pré-rinçage!
Cascade
COMPLETE
Scent Expressions
CITRUS BREEZE SCENT
PARFUM BRISE D'AGRUMES
DISHWASHER DETERGENT
2.1 kg
GARNIER
NATURALE
FRUCTIS
NUTRITIVES
ANTI-
Kellogg's

United States Securities and Exchange Commission
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM _______ TO _______


MAR 2 9 2004

COMMISSION FILE NUMBER 1-11846

AptarGroup, Inc.

DELAWARE **36-3853103**

475 WEST TERRA COTTA AVENUE, SUITE E, CRYSTAL LAKE, ILLINOIS 60014

815-477-0424

Securities Registered Pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock $.01 par value	New York Stock Exchange
Preferred Stock Purchase Rights	New York Stock Exchange

Securities Registered Pursuant to Section 12 (g) of the Act:
NONE

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ☒ No ☐

The aggregate market value of the common stock held by non-affiliates as of June 30, 2003 was $1,253,976,876.

The number of shares outstanding of common stock, as of February 25, 2004, was 36,447,902 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement to be delivered to stockholders in connection with the Annual Meeting of Stockholders to be held May 5, 2004, are incorporated by reference into Part III of this report.

AptarGroup, Inc.

FORM 10-K

For the Year Ended December 31, 2003

INDEX

PART I

ITEM 1. BUSINESS

GENERAL

We are a leading global supplier of a broad range of innovative dispensing systems for the personal care, fragrance/cosmetic, pharmaceutical, household and food/beverage markets. We focus on providing value-added dispensing systems (pumps, closures and aerosol valves) to global consumer product marketers to allow them to differentiate their products and meet consumers' need for convenience. We have manufacturing facilities located throughout the world including North America, Europe, Asia and South America. We have over 5,000 customers with no single customer accounting for greater than 6% of our 2003 net sales.

Sales of our dispensing systems have traditionally grown at a faster rate than the overall packaging industry as consumers' preference for convenience has increased and product differentiation through packaging design has become more important to our customers. Consumer product marketers have converted many of their products to packages with dispensers that offer the benefit of enhanced shelf appeal, convenience, cleanliness or accuracy of dosage. We expect this trend to continue.

For 2003, the percentages of net sales to the personal care, fragrance/cosmetic, pharmaceutical, household and food/beverage/other markets were 33%, 28%, 24%, 8% and 7%, respectively. Pumps, closures and aerosol valves represented approximately 58%, 23% and 14%, respectively, of our 2003 net sales. We expect the mix of sales by product and by market to remain approximately the same in 2004.

Our business began as a one-product, one-country operation that has become a multinational supplier of a broad line of dispensing packaging systems. Our business was started in the late 1940's, manufacturing and selling aerosol valves in the United States, and has grown primarily through the acquisition of relatively small companies and internal expansion. We were incorporated in Delaware in 1992.

Our periodic and current reports are available, free of charge, through a link on the Investor Relations page of our website (www.aptargroup.com), as soon as reasonably practicable after the material is electronically filed with, or furnished to, the SEC. In addition, our Code of Business Conduct and Ethics is available through a link on the Investor Relations page of our website. In this report, we may refer to AptarGroup, Inc. and its subsidiaries as "AptarGroup" or the "Company".

FINANCIAL INFORMATION ABOUT SEGMENTS

We operate in the packaging components industry, which includes the development, manufacture and sale of consumer product dispensing systems. We are organized into five business units. The five business units sell value-added dispensing systems to global consumer product marketers. These business units all require similar production processes, sell to similar classes of customers and markets, use the same methods to distribute products, operate in similar regulatory environments and are similar in all aspects of business except historical economic performance. One of the business units (which we refer to as "SeaquistPerfect") has had historical economic performance lower than the other four business units and as a result is shown as a separate reportable segment for financial reporting purposes. The other four business units have similar historical economic performance and as a result have been aggregated into one reportable segment entitled "Dispensing Systems" for financial reporting purposes. A summary of revenue from external customers, profitability and total assets for each of the last three years is shown in Note 16 to the Consolidated Financial Statements in Item 8 (which is incorporated by reference herein).

DISPENSING SYSTEMS

The Dispensing Systems segment sells all three of our principal product lines (pumps, closures and aerosol valves). Within the aerosol valve product line, the Dispensing Systems segment only sells pharmaceutical metered dose aerosol valves. The table below details the five principal markets we serve and which products are primarily sold by the Dispensing Systems segment.

Fragrance/Cosmetic	Personal Care	Pharmaceutical	Household	Food/Beverage
Pumps	Pumps	Pumps	Pumps	Pumps
	Closures	Aerosol Valves	Closures	Closures

SEAQUISTPERFECT

The SeaquistPerfect segment sells primarily aerosol valves and certain pumps to the personal care, household and, to a lesser degree, the food/beverage markets. The SeaquistPerfect segment does not sell closures, nor does it typically sell its products to the fragrance/cosmetic or pharmaceutical markets. The lower historical economic performance compared to the Dispensing Systems segment is primarily due to the non-pharmaceutical standard aerosol valve business. Competition for this product line of the business is especially strong and comes primarily from privately held companies. In recent years, we have taken various steps to improve profitability of the SeaquistPerfect segment. We have continued to try to contain and reduce costs where possible and have implemented selected price increases in recent years. SeaquistPerfect has also devoted more of its research and development to expand its product offerings of dispensing systems and accessories. In addition, SeaquistPerfect has selectively exited some of the standard aerosol valve business in 2002 that was not strategically important and that did not offer adequate returns. These factors have led to an increase in profitability that is expected to continue.

NARRATIVE DESCRIPTION OF BUSINESS

GROWTH STRATEGY

We seek to enhance our position as a leading global supplier of innovative dispensing systems by (i) expanding geographically, (ii) converting non-dispensing applications to dispensing systems, (iii) replacing current dispensing applications with our dispensing products and (iv) developing new dispensing technologies.

We are committed to expanding geographically to serve multinational customers in existing and emerging areas. Targeted areas include Eastern Europe, Asia and South America. In late 2003, we opened our first manufacturing facility in Russia to produce dispensing closures.

We believe significant opportunities exist to introduce our dispensing products to non-dispensing applications. Examples of these opportunities include potential conversion in the food/beverage market for single serve non-carbonated beverages, condiments, cooking oils and salad dressing. In the fragrance/cosmetic market, potential conversion includes creams and lotions currently packaged in jars or tubes using removable non-dispensing closures, converting to lotion pumps or dispensing closures.

In addition to introducing new dispensing applications, we believe there are significant growth opportunities in converting existing pharmaceutical delivery systems (syringes or pills) to our more convenient dispensing pump or metered dose aerosol valve systems. An example of a product for which we continue to find new applications is the metered dose aerosol valve. Metered dose aerosol valves are used to dispense precise amounts of product in very fine particles from pressurized containers. Traditionally, metered dose valves were used to deliver medication via the pulmonary route. We continue to work with a bio-technology company that is developing proprietary technology to orally administer large molecule drugs to be absorbed through the inner linings of the mouth. Additional examples of opportunities in the pharmaceutical market include nasal pumps to dispense vaccines, cold and flu treatments, and hormone replacement therapies. In the third quarter 2003, we acquired intellectual property (patents, licenses and know how) and equipment relating to certain dry powder technology dispensing systems for the pharmaceutical market. Dry powder dispensing technology is an important part of our long-term growth strategy for the pharmaceutical market.

We have internally developed a patented technology for dispensing fragrance samples, which we believe will offer growth opportunities in this market

PUMPS (58% OF 2003 NET SALES)

We believe we are the leading supplier of pharmaceutical, fragrance/cosmetic and personal care fine mist pumps worldwide and the second largest supplier of personal care lotion pumps worldwide. Pumps are finger-actuated dispensing systems that dispense a spray or lotion from non-pressurized containers. Pumps are sold to all five of our markets. Traditional applications for pumps include perfumes, lotions, oral and nasal sprays and hair sprays. Applications for pumps have recently expanded to include more viscous products such as spray gels and specialized skin treatments, as well as an increasing number of food products such as butter substitutes and candy sprays. The style of pump used depends largely on the nature of the product being dispensed, from small, fine mist pumps used with perfume and pharmaceutical products to lotion pumps for more viscous formulas. In 2003, 2002 and 2001, pump sales accounted for approximately 58%, 60% and 62%, respectively, of our net sales.

Fragrance/Cosmetic. The fragrance/cosmetic market requires a broad range of pump dispensing systems to meet functional as well as aesthetic requirements. A considerable amount of research, time and coordination with the customers' development staff is required to qualify a pump for use with their products. Within the market, we expect the use of pumps to continue to increase, particularly in the cosmetic sector. For example, packaging for certain products such as skin moisturizers and anti-aging lotions is undergoing a conversion to pump systems, which continue to provide us with growth opportunities. In addition, we expect demand for our patented fragrance sample systems to increase.

Pharmaceutical. Pumps sold to the pharmaceutical market deliver medications orally, nasally or topically. Characteristics of this market include (i) governmental regulation of our pharmaceutical customers, (ii) contaminant-controlled manufacturing environments, and (iii) a significant amount of time and research from initially working with pharmaceutical companies at the molecular development stage of a medication through the eventual distribution to the market. We have clean-room manufacturing facilities in France, Germany, Switzerland, China and the United States. We believe that the conversion from traditional medication forms such as pills and syringes to the use of pumps for the dispensing of medication will continue to increase. Potential opportunities for conversion from pills and syringes to pump dispensing systems include vaccines, cold and flu treatments and hormone replacement therapies.

Personal Care. Personal care pumps include both fine mist spray as well as lotion pumps. Applications using fine mist pumps include use in hair care, sun care and deodorant products. We also supply lotion pumps to the personal care market for products such as skin moisturizers and soap.

CLOSURES (23% OF 2003 NET SALES)

We believe that we are the largest supplier of dispensing closures in the United States, and the second largest supplier in Europe. We primarily manufacture dispensing closures and, to a lesser degree, non-dispensing closures. Dispensing closures are plastic caps, primarily for plastic containers, which allow a product to be dispensed without removing the cap. In 2003, 2002 and 2001, closure sales accounted for approximately 23%, 22% and 22%, respectively, of our net sales.

Sales of dispensing closures have grown as consumers worldwide have demonstrated a preference for a package utilizing the convenience of a dispensing closure. At the same time, consumer marketers are trying to differentiate their products by incorporating performance enhancing features such as no-drip dispensing, inverted packaging and directional flow to make packages simpler to use, cleaner and more appealing to consumers.

Personal Care. Historically, the majority of our dispensing closure sales have been to the personal care market. Products with dispensing closures include shampoos, shower gels, sun care lotions and toothpaste. While many personal care products in the U.S. and Europe have already converted from non-dispensing to dispensing closures, we expect to benefit from similar conversions in other geographic areas.

Household. While we have had success worldwide in selling dispensing closures to this market, it has not represented a significant amount of total dispensing closure sales. Products utilizing dispensing closures include dishwashing detergents, laundry care products and household cleaners. We believe this market offers an opportunity for expansion and as a result are focusing on new product developments for this market to accelerate the conversion from non-dispensing to dispensing closures.

Food/Beverage. Sales of dispensing closures to the food/beverage market increased approximately 50% over the prior year and double-digit growth is expected for 2004. We continue to see an increase in the amount of interest from food marketers to utilize dispensing closures for their products. Examples of food/beverage products currently utilizing dispensing closures include condiments, salad dressings, syrups, honey, water and dairy creamers. We believe there are tremendous growth opportunities in the food/beverage market reflecting the continued and growing acceptance in this market of our silicone valve dispensing technology, and additional conversion from traditional packages to packages using dispensing closure systems.

AEROSOL VALVES (14% OF 2003 NET SALES)

We believe we are one of the largest aerosol valve suppliers worldwide. Aerosol valves dispense product from pressurized containers. The majority of the aerosol valves that we sell are continuous spray valves, with the balance being metered dose valves. Demand for aerosol valves is dependent upon the consumers' preference for application, consumer perception of environmental impact and changes in demand for the products in this market. In 2003, 2002 and 2001, aerosol valve sales accounted for approximately 14%, 15% and 14%, respectively, of our net sales.

We have invested in manufacturing capabilities to produce accessories that are complementary to the valve, such as customized spray-through overcaps. These accessories provide a higher degree of differentiation and convenience.

Personal Care. The primary applications in the personal care market are continuous spray valves for hair care products, deodorants and shaving creams. In addition, metered dose valves are used in this market for breath sprays.

Household. The primary applications for continuous spray valves in the household market include disinfectants, spray paints, insecticides and automotive products. Metered dose aerosol valves are used for air fresheners.

Pharmaceutical. Metered dose aerosol valves are used for dispensing precise amounts of medication. Aerosol technology allows medication to be broken up into very fine particles, which enables the drug to be delivered typically via the pulmonary system. We work with pharmaceutical companies as they work to phase out the use of chlorofluorocarbon ("CFC") propellants. We have increased our market share of metered dose valves to this market as pharmaceutical companies replace CFC's with alternative propellants and we expect our market share to continue to grow.

RESEARCH AND DEVELOPMENT

One of our competitive strengths is our commitment to innovation and providing innovative dispensing solutions for our customers. This commitment to innovation is the result of our emphasis on research and development. Our research and development activities are directed toward developing innovative products, adapting existing products for new markets or customer requirements, and reducing costs. We have research and development departments located in each of our five business units, which are located in the United States, France, Germany and Italy. In certain cases, our customers share in the research and development expenses of customer initiated projects. This sharing of research and development expenses is not material to the total amount of our research and development expenditures. Occasionally we acquire from third parties research projects that are in various stages of development. In 2003, we acquired approximately $1.3 million of intellectual property (patents, licenses and know-how) related to dry powder application technologies. This cost was expensed in the 2003 results. Expenditures for research and development activities were $34.7 million, $27.7 million and $25.9 million in 2003, 2002 and 2001, respectively.

PATENTS AND TRADEMARKS

We sell our products under the names used by our business units and are not currently offering any products under the AptarGroup name. The names used by our business units have been trademarked. We customarily seek patent and trademark protection for our products and currently own and have numerous applications pending for United States and foreign patents and trademarks. In addition, certain of our products are produced under patent licenses granted by third parties. We believe that we possess certain technical capabilities in making our products that would also make it difficult for a competitor to duplicate them.

TECHNOLOGY

Pumps and aerosol valves require the assembly of up to 15 different plastic, metal and rubber components using high-speed equipment. When molding dispensing closures, or plastic components to be used in pump or aerosol valve products, we use advanced plastic injection molding technology, including large cavitation plastic injection molds. These molds are required to maintain tolerances as small as one one-thousandth of an inch and manufacture products in a high-speed, cost-effective manner. We have experience in liquid silicone rubber molding that we utilize in our dispensing closure operations and certain of our pump products. We also use bi-injection molding technology in our various product lines to develop new innovative products for the packaging industry.

MANUFACTURING AND SOURCING

More than half of our worldwide production is located outside of the United Sates. In order to augment capacity and to increase internal capacity utilization (particularly for plastic injection molding), we use subcontractors to supply certain plastic, metal and rubber components. Certain suppliers of these components have unique technical abilities that make us dependent on them, particularly for aerosol valve and pump production. The principal raw materials used in our production are plastic resins and certain metal products. We believe an adequate supply of such raw materials is available from existing and alternative sources. We attempt to offset cost increases through improving productivity and increasing selling prices over time, as allowed by market conditions. Our pharmaceutical products often use specific approved plastic resin for our customers. Significant delays in receiving components from these suppliers or discontinuance of an approved plastic resin would require us to seek alternative sources, which could result in higher costs as well as impact our ability to supply products in the short term.

SALES AND DISTRIBUTION

Sales of products are primarily through our own sales force. To a limited extent, we also use the services of independent representatives and distributors who sell our products as independent contractors to certain smaller customers and export markets.

BACKLOG

Our sales are primarily made pursuant to standard purchase orders for delivery of products. Most orders placed with us are ready for delivery within 120 days. Some customers place blanket orders, which extend beyond this delivery period. However, deliveries against purchase orders are subject to change, and only a small portion of the order backlog is noncancelable. The dollar amount associated with the noncancelable portion is not material. Therefore, we do not believe that backlog as of any particular date is an accurate indicator of future results.

CUSTOMERS

The demand for our products is influenced by the demand for our customers' products. Demand for our customers' products may be affected by general economic conditions, government regulations, tariffs and other trade barriers. Our customers include many of the largest personal care, fragrance/cosmetic, pharmaceutical, household products and food/beverage marketers in the world. We have over 5,000 customers with no single customer accounting for greater than 6% of 2003 net sales. Over the past few years, a consolidation of our customer base has occurred. This trend is expected to continue. A concentration of customers may result in pricing pressures or a loss of volume. This situation also presents opportunities for increasing sales due to the breadth of our product line, our international presence and our long-term relationships with certain customers.

INTERNATIONAL BUSINESS

A significant number of our operations are located outside the United States. Sales in Europe for the years ended December 31, 2003, 2002 and 2001 were approximately 60%, 56% and 54%, respectively, of net sales. The majority of units sold in Europe are manufactured at facilities in England, France, Germany, Ireland, Italy, Spain and Switzerland. Other countries in which we operate include Argentina, Australia, Brazil, Canada, China, Czech Republic, India, Indonesia, Japan, Mexico and Russia, and represent approximately 9% of our consolidated sales for the year ended December 31, 2003 and 8% for the years ended December 31, 2002 and 2001. Export sales from the United States were $62.5 million, $62.7 million and $62.2 million in 2003, 2002 and 2001, respectively. For additional financial information about geographic areas, please refer to Note 16 in the Notes to the Consolidated Financial Statements in Item 8 (which is incorporated by reference herein).

FOREIGN CURRENCY

A significant number of our operations are located outside of the United States. Because of this, movements in exchange rates may have a significant impact on the translation of the financial statements of our foreign entities. Our primary foreign exchange exposure is to the Euro, but we have foreign exchange exposure to South American and Asian currencies, among others. We manage our exposures to foreign exchange principally with forward exchange contracts to hedge certain transactions and firm purchase and sales commitments denominated in foreign currencies. A weakening U.S. dollar relative to foreign currencies has an additive translation effect on our financial statements. Conversely, a strengthening U.S. dollar has a dilutive effect. In some cases, we sell products denominated in a currency different from the currency in which the related costs are incurred. Changes in exchange rates on such inter-country sales could materially impact our results of operations.

WORKING CAPITAL PRACTICES

Collection and payment periods tend to be longer for our operations located outside the United States due to local business practices. Historically, we have not needed to keep significant amounts of finished goods inventory to meet customer requirements.

EMPLOYEE AND LABOR RELATIONS

AptarGroup has approximately 6,600 full-time employees. Of the full-time employees, approximately 1,500 are located in North America, 4,300 are located in Europe and the remaining 800 are located in Asia and South America. Approximately 100 of the North American employees are covered by a collective bargaining agreement, while the majority of our European employees are covered by collective bargaining arrangements made at either the local or national level in their respective countries. Termination of employees at certain of our European operations could be costly due to local regulations regarding severance benefits. There were no material work stoppages in 2003 and management considers our employee relations to be good.

COMPETITION

All of the markets in which we operate are highly competitive and we continue to experience price competition in all product lines and markets. Competitors include privately and publicly held entities. Our competitors range from regional to international companies. We expect the market for our products to remain competitive. We believe our competitive advantages are consistent high levels of innovation, quality and service, geographic diversity and breadth of products. Our manufacturing strength lies in the ability to mold complex plastic components in a cost-effective manner and to assemble products at high speeds.

We are seeing increased competition coming from low cost Asian suppliers particularly in the low-end fragrance/ cosmetic market. We are beginning to see both a direct and indirect impact on our business from these low cost Asian suppliers. We are seeing a direct impact on our business by having to compete against imported low cost products from Asia. Indirectly, some fragrance marketers are beginning to source their manufacturing requirements including filling of their product in Asia and importing the finished product back into the United States.

ENVIRONMENT

Our manufacturing operations primarily involve plastic injection molding and automated assembly processes and, to a limited degree, metal anodization. Historically, the environmental impact of these processes has been minimal, and we believe we meet current environmental standards in all material respects. To date, our manufacturing operations have not been significantly affected by environmental laws and regulations relating to the environment.

GOVERNMENT REGULATION

Certain of our products are indirectly affected by government regulation. Growth of packaging using aerosol valves has been restrained by concerns relating to the release of certain chemicals into the atmosphere. Both aerosol and pump packaging are affected by government regulations regarding the release of volatile organic compounds (''VOC's'') into the atmosphere. Certain states within the United States have regulations that required the reduction in the amount of VOC's that can be released into the atmosphere and the potential exists for this type of regulation to expand to a worldwide basis. These regulations required our customers to reformulate certain aerosol and pump products, which may have affected the demand for such products. We own patents and have developed systems to function with alternative propellant and product formulations.

Aerosol packaging of paints has also been adversely impacted by local regulations adopted in many large cities in the United States designed to address the problem of spray painted graffiti. Aerosol packaging may also be adversely impacted by insurance cost considerations relating to the storage of aerosol products.

Future government regulations could include medical cost containment policies. For example, reviews by various governments to determine the number of drugs or prices thereof that will be paid by their insurance systems could affect future sales to the pharmaceutical industry. Such regulation could adversely affect prices of and demand for our pharmaceutical products. We believe that the focus on the cost effectiveness of the use of medications as compared to surgery and hospitalization provides us with an opportunity to expand sales to the pharmaceutical market. Regulatory requirements impact our customers and could affect our investment in and manufacturing of products for the pharmaceutical market.

EXECUTIVE OFFICERS

Our executive officers as of February 25, 2004 were as follows:

Name	Age	Position with the Company
Carl Siebel	69	President and Chief Executive Officer, AptarGroup, Inc.
Peter Pfeiffer	55	Vice Chairman of the Board, AptarGroup, Inc.
Stephen Hagge	52	Executive Vice President, Chief Financial Officer and Secretary, AptarGroup, Inc.
Jacques Blanié	57	Executive Vice President, SeaquistPerfect Dispensing L.L.C.
François Boutan	61	Vice President Finance, AptarGroup S.A.S.
Olivier de Pous	59	Directeur Général, Valois S.A.S.
Patrick Doherty	48	President, SeaquistPerfect Dispensing L.L.C.
Olivier Fourment	46	Directeur Général, Valois S.A.S.
Lawrence Lowrimore	59	Vice President Human Resources, AptarGroup, Inc.
Francesco Mascitelli	53	President, Emsar, Inc.
Emil Meshberg	56	Vice President, AptarGroup, Inc.
Eric Ruskoski	56	President, Seaquist Closures L.L.C.
Hans-Josef Schütz	59	Geschäftsführer, Pfeiffer Group

There were no arrangements or understandings between any of the executive officers and any other person(s) pursuant to which such officers were elected.

Mr. Carl Siebel has been President and Chief Executive Officer of AptarGroup since 1995. From 1993 through 1995, he was President and Chief Operating Officer of AptarGroup.

Mr. Peter Pfeiffer has been Vice Chairman of the Board since 1993.

Mr. Stephen Hagge has been Executive Vice President, Chief Financial Officer and Secretary of AptarGroup since 1993. From 1993 to 2000, Mr. Hagge was also Treasurer of AptarGroup.

Mr. Jacques Blanié has been Executive Vice President of SeaquistPerfect Dispensing L.L.C. since 1996 and Geschäftsführer of SeaquistPerfect Dispensing GmbH since 1986.

Mr. Francois Boutan has served in the capacity of Vice President Finance-Europe since 1998. Mr. Boutan was Financial Director and Controller of the European operations of AptarGroup from 1988 to 1998.

Mr. Olivier de Pous has been Directeur Général of Valois S.A.S. since January 2000. Mr. de Pous was Directeur de Division Parfumerie Cosmétique of Valois S.A.S from 1997 to 1999.

Mr. Patrick Doherty has served as President of SeaquistPerfect Dispensing L.L.C. since October 2000. Mr. Doherty was Executive Vice President, General Manager of SeaquistPerfect Dispensing L.L.C. from April 1999 to October 2000, and was Vice President of Operations of SeaquistPerfect Dispensing L.L.C. from April 1993 to April 1999.

Mr. Olivier Fourment has been Directeur Général of Valois S.A.S. since January 2000. Mr. Fourment was Directeur de Division Pharmacie of Valois S.A.S. from 1997 to 1999.

Mr. Lawrence Lowrimore has been Vice President-Human Resources of AptarGroup since 1993.

Mr. Francesco Mascitelli has been President of Emsar, Inc. since December 2002 and has been Direttore Generale of Emsar S.p.A., an Italian subsidiary, since 1991.

Mr. Emil Meshberg has been Vice President of AptarGroup since February 1999, and has served as Chief Executive Officer and President of Emson Research, Inc. for more than the past five years.

Mr. Eric Ruskoski has been President of Seaquist Closures L.L.C. since 1987.

Mr. Hans-Josef Schütz has been Geschäftsführer of the Pfeiffer Group since 1993.

ITEM 2. PROPERTIES

We lease or own our principal offices and manufacturing facilities. None of the owned principal properties is subject to a lien or other encumbrance material to our operations. We believe that existing operating leases will be renegotiated as they expire, will be acquired through purchase options or that suitable alternative properties will be leased on acceptable terms. We consider the condition and extent of utilization of our manufacturing facilities and other properties to be generally good, and the capacity of our plants to be adequate for the needs of our business. The locations of our principal manufacturing facilities, by country, are set forth below:

ARGENTINA
Buenos Aires

BRAZIL
Sao Paulo

CHINA
Suzhou (2)

CZECH REPUBLIC
Ckyne

FRANCE
Annecy
Le Neubourg
Le Vaudreuil
Poincy
Verneuil Sur Avre (2)

GERMANY
Böhringen
Dortmund (1)
Eigeltingen
Freyung
Menden (1)

IRELAND
Ballinasloe, County Gallway
Tourmakeady, County Mayo

ITALY
Manoppello
Milan (1)
San Giovanni Teatino (Chieti)

MEXICO
Queretaro (2)

RUSSIA
Vladimir

SWITZERLAND
Messovico

UNITED KINGDOM
Leeds, England

UNITED STATES
Cary, Illinois (1)
Congers, New York
McHenry, Illinois (1)
Midland, Michigan
Mukwonago, Wisconsin
Stratford, Connecticut
Torrington, Connecticut

(1) Locations of facilities dedicated to the SeaquistPerfect segment.

(2) Locations that have facilities for both the SeaquistPerfect and Dispensing Systems segments. All other locations not footnoted represent locations of facilities dedicated to the Dispensing Systems segment.

In addition to the above countries, we have sales offices or other manufacturing facilities in Australia, Canada, India, Indonesia, Japan and Spain. Our corporate office is located in Crystal Lake, Illinois.

ITEM 3. LEGAL PROCEEDINGS

Legal proceedings we are involved in generally relate to product liability and patent infringement issues. In our opinion, the outcome of pending claims and litigation is not likely to have a material adverse effect on our financial position, results of our operations or our cash flow. Currently we are the plaintiff in several patent infringement cases in Europe. The costs to defend these patents are not expected to have a significant impact on the results of operation in the future. As these cases are in early stages, no gain contingencies are recorded in the consolidated financial statements.

Historically, amounts paid for product liability claims related to our products have not been significant. However, the increase in pump and aerosol valve applications for pharmaceutical products may increase the risk associated with product related claims.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Information regarding market prices of our Common Stock and dividends declared may be found in Note 19 to the Consolidated Financial Statements in Item 8 (which is incorporated by reference herein).

Our Common Stock is traded on the New York Stock Exchange under the symbol ATR. As of February 25, 2004, there were approximately 600 registered holders of record.

During the quarter ended December 31, 2003, the FCP Aptar Savings Plan (the "Plan") sold 200 shares and purchased 250 shares of our Common Stock on behalf of the participants at an average price of $36.81 and $37.06 per share, respectively, for aggregate amounts of $7,362 and $9,265, respectively. At December 31, 2003, the Plan owns 4,255 shares of our Common Stock. The employees of AptarGroup S.A.S. and Valois S.A.S., our subsidiaries, are eligible to participate in the Plan. All eligible participants are located outside of the United States. An independent agent purchases shares of Common Stock available under the Plan for cash on the open market and we do not issue shares. We do not receive any proceeds from the purchase of Common Stock under the Plan. The agent under the plan is Banque Nationale de Paris Paribas Asset Management. No underwriters are used under the Plan. All shares are sold in reliance upon the exemption from registration under the Securities Act of 1933 provided by Regulation S promulgated under that Act.

ITEM 6. SELECTED FINANCIAL DATA

FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA

In millions of dollars, except per share data

Year Ended December 31,	2003	2002	2001	2000	1999
Statement of Income Data:					
Net Sales	**$ 1,114.7**	$ 926.7	$ 892.0	$ 883.5	$ 834.3
Cost of Sales (exclusive of depreciation shown below)	**732.0**	593.7	562.8	553.6	519.7
% Of Net Sales	**65.7%**	64.1%	63.1%	62.7%	62.3%
Selling, Research & Development and Administrative	**171.6**	148.3	146.1	145.0	137.5
% of Net Sales	**15.4%**	16.0%	16.4%	16.4%	16.5%
Depreciation and Amortization	**85.9**	72.1	73.6	70.9	68.7
% of Net Sales	**7.7%**	7.8%	8.3%	8.0%	8.2%
Operating Income	**123.9**	107.1	101.9	113.9	108.4
% of Net Sales	**11.1%**	11.6%	11.4%	12.9%	13.0%
Net Income (1)	**79.7**	66.6	58.8	64.7	58.7
% of Net Sales	**7.1%**	7.2%	6.6%	7.3%	7.0%
Per Common Share:					
Net Income					
Basic (2)	**$ 2.21**	$ 1.86	$ 1.64	$ 1.80	$ 1.62
Diluted (2)	**2.16**	1.82	1.61	1.78	1.59
Cash Dividends Declared	**.26**	.24	.22	.20	.18
Balance Sheet and Other Data:					
Capital Expenditures	**$ 77.3**	$ 89.8	$ 92.2	$ 93.9	$ 88.6
Total Assets	**1,264.3**	1,047.7	915.3	952.2	863.3
Long-Term Obligations	**125.2**	219.2	239.4	252.8	235.6
Net Debt (3)	**56.9**	136.7	204.5	236.8	238.4
Stockholders' Equity	**783.1**	594.5	469.2	440.5	420.3
Capital Expenditures % of Net Sales	**6.9%**	9.7%	10.3%	10.6%	10.6%
Interest Bearing Debt to Total Capitalization (4)	**22.1%**	27.6%	35.0%	39.9%	39.2%
Net Debt to Total Net Capitalization (5)	**6.8%**	18.7%	30.4%	35.0%	36.2%

(1) Net income includes a charge for acquired research and development ("R&D") of $0.8 million in 2003, a Patent Dispute Settlement of $2.7 million and Strategic Initiative charges of $1.1 million in 2002, Strategic Initiative charges of $6.0 million in 2001 and $3.3 million of in process research and development ("IPR&D") write-off in 1999.

(2) Net income per basic and diluted common share includes the negative effects of $0.02 for an acquired R&D charge in 2003, $0.07 for a Patent Dispute Settlement and $0.03 for Strategic Initiative charges in 2002, $0.17 for Strategic Initiative charges in 2001 and $0.09 for IPR&D write-off in 1999.

(3) Net Debt is interest bearing debt less cash and cash equivalents.

(4) Total Capitalization is Stockholders' Equity plus interest bearing debt.

(5) Net Capitalization is Stockholders' Equity plus Net Debt.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF CONSOLIDATED RESULTS OF OPERATIONS AND FINANCIAL CONDITION

(In thousands, except per share amounts or otherwise indicated)

INTRODUCTION

Sales surpassed the $1 billion mark for the first time in our history in 2003. The Euro strengthened significantly in 2003 compared to the U.S. dollar, rising from $1.05 at the beginning of January to $1.26 at the end of December. Excluding the positive impact on our sales from the stronger Euro, sales increased to all of the markets we serve with the exception of the household market, which decreased slightly. Our earnings per share reached an all time record of $2.16 per diluted share.

Price competition continues to affect our low-end fragrance/cosmetic market and our dispensing closure product range. As a result, we continue to seek ways to improve our productivity and lower our costs of production in order to combat this continued price pressure. Our key competitive advantage will continue to be creating innovative dispensing solutions for our customers, allowing us to remain their preferred supplier.

In 2003, we acquired intellectual property and equipment relating to dry powder inhalation (''DPI'') technology. Recent developments in the pharmaceutical market, including escalating research activity in powder formulations, advances in particle engineering and novel device architecture have positioned DPI as a significant factor in the noninvasive drug delivery sector. We believe that with this acquisition of intellectual property and equipment, we are now well positioned to capitalize on future opportunities in the pharmaceutical market as the industry moves over the next several years to offer more dry powder forms of medication using noninvasive drug delivery methods.

We began to see an increasing acceptance of our innovative dispensing closure systems by the food/beverage market in 2003. Dispensing systems using our patented silicone valve has gained acceptance in areas such as condiments, syrups, honey, salad dressings and beverage products. We believe this trend will continue into 2004 and beyond.

From a balance sheet perspective, we continue to generate cash from our operations and have a strong balance sheet. In February 2004, we renegotiated our revolving credit agreement that was set to expire in June of 2004. The new revolving credit agreement gives us the ability to borrow up to $150 million. We believe we are well positioned to meet the cash needs of the Company in the foreseeable future.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, the percentage relationship of certain items to net sales:

Years Ended December 31,	**2003**	**2002**	**2001**
Net sales	**100.0%**	100.0%	100.0%
Cost of sales (exclusive of depreciation shown below)	**65.7**	64.1	63.1
Selling, research & development and administrative	**15.4**	16.0	16.4
Depreciation and amortization	**7.7**	7.8	8.2
Acquired research and development charge	**0.1**	—	—
Strategic Initiative charges	—	0.1	0.9
Patent dispute settlement	—	0.4	—
Operating income	**11.1**	11.6	11.4
Other expenses	**(0.6)**	(1.0)	(1.5)
Income before income taxes	**10.5%**	10.6%	9.9%
Net income	**7.1%**	7.2%	6.6%
Effective tax rate	**32.1%**	32.2%	33.3%

NET SALES

Net sales increased more than 20% in 2003 surpassing $1 billion for the first time in AptarGroup's history. The U.S. dollar continued to weaken in 2003 compared to the Euro and finished nearly 20% weaker than the Euro compared to 2002. Net sales excluding changes in foreign currency rates increased approximately 9% from the prior year. Approximately $29 million of the increase in sales in 2003 relates to sales of custom tooling to customers. Excluding changes in foreign currency rates, the changes in sales by market were as follows:

- Sales of our products to the personal care market increased approximately 13% compared to the prior year. Driving part of the sales growth in this market was a $17 million increase in sales of custom tooling as well as increased sales of our closure product range and lotion pumps. These sales increases more than offset the impact coming from increased price competition.

- Sales of our products to the fragrance/cosmetic market increased approximately 4% over the prior year, reflecting strong sales in the first half of the year followed by slower growth in the third quarter and a decrease in the fourth quarter of 2003. Increased price competition in particular for the low-end of this market is having an impact on sales growth and operating margins.
- Sales of our products to the pharmaceutical market grew by approximately 9% in 2003, as sales of our metered aerosol valves to this market continue to gain market share. Sales of custom tooling accounted for approximately $6 million of the increase.
- Sales of our products to the household market decreased approximately 1% compared to 2002, reflecting decreased sales of aerosol valves to this market as we have shifted away from lower-margin business in this market.
- Sales of our products, in particular our closures, to the food/beverage market increased approximately 33% compared to the prior year, continuing the strength that began back in 2002. Our dispensing closures continue to gain acceptance on a variety of food and beverage products such as condiments, honey, syrups, salad dressings and non-carbonated beverages.

For 2002, we achieved net sales of $926.7 million, or 4% above 2001 net sales of $892.0 million, reflecting the diversification of our products and the markets we serve. The U.S. dollar weakened compared to the Euro throughout 2002 and finished on average approximately 5% weaker than the Euro compared to 2001. Excluding changes in foreign currency rates, net sales increased in 2002 approximately 2% instead of the 4% reported. Excluding changes in foreign currency rates, the changes in sales by market were as follows:

- Sales of our products to the fragrance/cosmetic industry in 2002 decreased approximately 6% compared to 2001 levels reflecting general weak economic conditions, pricing pressure and the continued reduction of inventory levels in the market.
- Offsetting the decline in sales to the fragrance/cosmetic market was an increase in sales to the other four markets that we serve. In spite of ongoing competitive price pressure, sales of our products to the personal care market in 2002 increased approximately 5% over 2001 levels due primarily to the strength of our products sold to this market as well as new customer launches utilizing our products and accessories.
- Sales of our products to the pharmaceutical market in 2002 increased approximately 6% compared to 2001, primarily due to increased use of our metered dose aerosol valves by customers in this market who converted from chlorofluorocarbons (''CFC'') to alternative propellants.
- Sales of our products to the food/beverage market in 2002 increased approximately 14% compared to the 2001, due to the increasing acceptance of valved dispensing closure technology for food applications such as ketchup, honey and other condiments as well as beverage applications.
- Sales of our products to the household market in 2002 increased approximately 2% compared to 2001 due primarily to the success of our dispensing closures on a variety of household related products as well as the use of metered aerosol valves for room scenting air fresheners.

The following table sets forth, for the periods indicated, net sales by geographic location:

Years Ended December 31,	**2003**	**% of Total**	**2002**	**% of Total**	**2001**	**% of Total**
Domestic	**$345,624**	31%	$336,635	36%	$334,509	38%
Europe	**673,074**	60%	513,256	56%	481,875	54%
Other Foreign	**95,991**	9%	76,800	8%	75,602	8%

COST OF SALES (EXCLUSIVE OF DEPRECIATION SHOWN BELOW)

Our cost of sales as a percentage of net sales increased in 2003 to 65.7% compared to 64.1% in 2002. The following factors influenced our cost of sales percentage in 2003:

Introduction of New Products. The introduction of new products and new applications for our products typically generate higher margins than our existing product sales and thus have a positive impact on lowering the cost of sales as a percentage of net sales.

Cost Reduction Efforts. We continued to contain and reduce costs worldwide, which led to labor savings as well as productivity improvements, both of which reduced cost of goods sold.

Continued Price Pressure. *Pricing pressure continues to be strong in all the markets we serve, particularly in the* low-end of the fragrance/cosmetic market and dispensing closure product range. We saw an increase in both direct and indirect competition from Asian suppliers. Directly, Asian suppliers began to export more spray pumps in particular to the U.S. market. Indirectly, some fragrance marketers in the U.S. have started sourcing their entire product in Asia and importing the finished product back into the U.S. Price reductions greater than cost savings achieved through productivity gains had a negative impact on the cost of sales as a percentage of net sales.

Strengthening of the Euro. We are a net importer to the U.S. of products produced in Europe. As a result, when the Euro strengthens against the U.S. dollar, products produced in Europe (with costs denominated in Euros) and imported to the U.S. increase in cost, thus having a negative impact on cost of sales. We estimate that the net negative impact on operating income of translating foreign denominated financial statements into U.S. dollars and the impact from producing in costs denominated in Euros and selling in other currencies which have weakened compared to the Euro, was between $3 and $4 million.

Increased Sales of Custom Tooling. We saw approximately a $29 million increase in sales of custom tooling in 2003. Traditionally sales of custom tooling generates lower margins than our regular product sales and thus any increased sales of custom tooling negatively impacted cost of sales as a percentage of sales.

Our cost of sales as a percentage of net sales in 2002 increased slightly to 64.1% compared to 63.1% in 2001. Our cost of sales percentage was influenced by the following factors:

Cost Reduction Efforts. We continued to reduce costs worldwide and, in particular, our Strategic Initiative, which began in 2001, led to labor savings as well as productivity improvements, both of which reduced cost of goods sold.

Underutilized Fixed Costs. Due to the decrease in sales to the fragrance/cosmetic market we had underutilized fixed manufacturing costs, particularly in Europe.

Rising Insurance Costs. Insurance costs rose dramatically in 2002, particularly property and casualty insurance, which increased nearly $2.5 million from 2001.

Continued Price Pressure. Pricing pressure continued to be strong in all the markets we serve, particularly in the dispensing closure product range. Price reductions greater than cost savings achieved through productivity gains had a negative impact on the cost of sales as a percentage of net sales.

Strengthening of the Euro. We are a net importer to the U.S. of products produced in Europe. As a result, when the Euro strengthens against the U.S. dollar, products produced in Europe (with costs denominated in Euros) and imported to the U.S. increase in cost, thus having a negative impact on cost of sales.

SELLING, RESEARCH & DEVELOPMENT AND ADMINISTRATIVE

Our Selling, Research & Development and Administrative expenses (''SG&A'') increased approximately 15.7% or $23.3 million in 2003. A significant portion of this increase is due to movements in exchange rates. Excluding the impact of the change in exchange rates, SG&A increased 3.6% or approximately $6 million. This increase relates to an increase in insurance related costs of approximately $1.7 million as well as other inflationary increases in costs such as salaries. SG&A as a percentage of sales continued to decrease to 15.4% in 2003 compared to 16.0% in 2002.

In 2002, our SG&A increased approximately $2.2 million over 2001. Excluding the impact of the strengthened Euro compared to the U.S. dollar, SG&A actually decreased approximately $1.4 million in 2002. We were able to reduce SG&A costs in 2002 through our cost reduction efforts, which offset increased pension and insurance costs. SG&A as a percentage of sales decreased to 16.0% from 16.4% in 2001.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization expense increased 19% or $13.7 million in 2003. Changes in currency rates accounted for approximately $8 million of the $13.7 million increase. An additional $1.4 million of the increase relates to the accelerated depreciation of certain fixed assets related to product lines that are no longer in use or that were replaced by newer versions of fixed assets. The remaining increase relates to recent capital expenditures related to the Strategic Initiative mentioned below as well as increased capital expenditures to support the growth in our business.

In 2002, depreciation and amortization expense decreased nearly $1.5 million to $72.1 million compared to $73.6 million in 2001. Depreciation and amortization expense in 2001 included approximately $3.6 million of amortization of goodwill while 2002 did not include any goodwill amortization. In addition, 2001 also included approximately $1.9 million of depreciation expense related to the Strategic Initiative (described below). Certain long-lived assets were taken out of service prior to the end of their normal service period due to the plant shutdown and rationalization of product lines. Accordingly, we changed the estimated useful lives of these assets, resulting in an acceleration of depreciation (''Accelerated Depreciation'') of $1.9 million. Depreciation and amortization in 2002 includes only $0.1 million of Accelerated Depreciation. Excluding this change in Accelerated Depreciation and goodwill amortization, depreciation and amortization increased approximately $4 million in 2002. Approximately $2 million of the increase is related to the stronger Euro compared to the U.S. dollar in 2002. The remainder of the increase in depreciation and amortization expense is due to capital expenditures in excess of depreciation over the past few years.

ACQUIRED RESEARCH AND DEVELOPMENT CHARGE

In the third quarter of 2003, we acquired intellectual property (patents, licenses and know how) and equipment relating to DPI technology dispensing systems for the pharmaceutical market. Approximately $1.3 million ($.8 million after-tax) of acquired intellectual property was expensed in the quarter because it was for a particular research and development project.

STRATEGIC INITIATIVE CHARGES

In April 2001, we announced a Strategic Initiative project to improve the efficiency of our operations that produce pumps for our mass-market fragrance/cosmetic and personal care customers. In addition to improving efficiency and reducing costs, another objective of the Strategic Initiative was to improve customer service through reduced lead times and the ability to customize finished products on a local basis. As part of the Strategic Initiative, we closed one molding operation in the U.S. and consolidated the molding and assembly of the base cartridge (standard internal components common to modular pumps) into one of our facilities in Italy. We also closed several of our sales offices in certain foreign countries. In addition, we rationalized our mass-market pump product lines for these two markets by discontinuing production of non-modular pumps and increasing capacity for our modular pumps. The project was essentially complete as of December 31, 2002 and no additional expense related to this project was incurred in 2003.

Strategic Initiative charges totaled $1.2 million in 2002 compared to $7.6 million recorded in 2001. The $1.2 million of charges recorded in 2002 relates to accrued severance and employee benefits related to additional employees who were involuntarily terminated in 2002. The $7.6 million of Strategic Initiative charges recorded in 2001 primarily related to non-cash fixed asset impairment charges of $5.5 million for fixed assets held for use related to non-modular pumps that were discontinued. These non-modular pumps were sold during the Strategic Initiative project but have been discontinued now that there is adequate capacity for the modular pumps. The undiscounted expected future cash flows for the products using these non-modular pumps during the phase out period were less than the carrying value of the specific identifiable assets used to generate these cash flows and thus an impairment charge was recognized in accordance with SFAS No. 121 ''Accounting for the Impairment of the Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.'' The remaining Strategic Initiative charges related primarily to accrued severance costs and related benefits for U.S. employees who were involuntarily terminated, accrued utility abatement reimbursements and accrued costs to refurbish a leased facility that we vacated. Strategic Initiative charges plus Accelerated Depreciation and other related costs such as training are hereinafter referred to as ''Total Strategic Initiative Related Costs.'' The Total Strategic Initiative Related Costs from inception of the project were approximately $11.3 million before taxes.

PATENT DISPUTE SETTLEMENT

In May 2002, we announced an agreement settling an outstanding patent dispute to avoid the time and expense of a trial that was scheduled to begin in late 2002. As part of the settlement, the parties entered into a cross-license agreement. Patent dispute settlement charges of $4.2 million are included in 2002.

OPERATING INCOME

The following table details the calculation of operating income on a comparable basis by adjusting reported operating income for acquired research and development charges in 2003, Strategic Initiative Related Costs recorded in 2002 and 2001, patent dispute settlement charges recorded in 2002 and goodwill amortization recorded in 2001.

Years Ended December 31,	**2003**	**2002**	**2001**
Operating Income as Reported	**$ 123,946**	$ 107,073	$ 101,868
Strategic Initiative Related Costs	**—**	1,683	9,610
Acquired research and development charge	**1,250**		
Patent Dispute Settlement	**—**	4,168	—
Goodwill Amortization	**—**	—	3,646
Comparable Operating Income	**$ 125,196**	$ 112,924	$ 115,124

Management believes that adjusting reported operating income in this manner is useful to show investors a better reflection of ongoing operating income.

NET OTHER EXPENSES

Net other expenses in 2003 decreased to $6.7 million compared to $8.7 million in 2002 reflecting decreased interest expense of $.8 million, increased interest income of $.9 million and an increase in income of affiliates of $.7 million. The reduced interest expense is due primarily to a reduction in interest bearing debt and lower interest rates. The increase in interest income is directly related to our growing cash position in Europe. The increase in income of affiliates is due to profits of our joint venture in 2003 versus a loss in 2002.

Net other expenses in 2002 decreased to $8.7 million compared to $13.5 million in 2001 reflecting decreased interest expense of approximately $4.9 million. The decrease in interest expense is due primarily to lower interest rates worldwide as well as a reduction in interest bearing debt.

EFFECTIVE TAX RATE

The reported effective tax rate for 2003 decreased slightly to 32.1% compared to 32.2% in 2002. We benefited from receiving approximately $500 thousand of tax refunds in the U.S. relating to research and development credits dating back to 1999. In addition, we resolved certain foreign tax matters in 2003 resulting in a reduction of $2.2 million of tax liabilities that were previously recorded. Offsetting these positive tax impacts was an additional $4.4 million in taxes provided for the additional taxes on a portion of 2003 foreign earnings. See "Liquidity and Capital Resources" below and Note 5 to the Consolidated Financial Statements in Item 8.

The reported effective tax rate for 2002 decreased to 32.2% in 2002 compared to 33.3% in 2001. The reduction in the effective tax rate reflects the mix of where our income was earned.

NET INCOME

We reported net income of $79.7 million in 2003 compared to $66.6 million reported in 2002 and $58.8 million reported in 2001.

DISPENSING SYSTEMS SEGMENT

The Dispensing Systems segment is an aggregate of four of our five business units. The Dispensing Systems segment sells primarily non-aerosol spray and lotion pumps, dispensing closures, and metered dose aerosol valves. These three products are sold to all of the markets we serve.

Years Ended December 31,	**2003**	**2002**	**2001**
Net Sales	**$ 926,365**	$ 764,128	$ 746,456
Earnings Before Interest and Taxes ("EBIT")	**125,911**	114,517	119,761
EBIT as a percentage of Net Sales	**13.6%**	15.0%	16.0%

Our net sales for the Dispensing Systems segment in 2003 grew approximately 21% over 2002, reflecting strong sales of our dispensing closures to the food/beverage market and personal care markets. In addition, sales to the fragrance/cosmetic and pharmaceutical markets increased over the prior year. The weaker U.S. dollar compared to the Euro and other currencies accounted for nearly 12 percentage points of the 21% increase in sales. In addition, higher sales of custom tooling also accounted for approximately 3% of the sales growth.

Net sales for the Dispensing Systems segment in 2002 grew by approximately 2% over 2001 levels reflecting strong sales of our dispensing closure product range to the personal care, household, and food/beverage markets. Sales of our pumps and metered dose aerosol valves to the pharmaceutical market increased in 2002 over 2001, but were offset by a decrease in sales of pumps to the fragrance/cosmetic market.

Segment EBIT in 2003 (defined as earnings before net interest, corporate expenses, income taxes and unusual items) increased nearly 10% compared to 2002 primarily reflecting the increased sales volumes mentioned above. EBIT did not increase at the same rate as the sales growth in 2003 primarily due to increased price competition as well as the negative impact of selling goods produced in Europe (with costs denominated in Euros) and selling in currencies that weakened against the Euro compared to the prior year.

Segment EBIT decreased approximately 4% in 2002 due primarily to the underutilized fixed costs relating to the decrease in sales to the fragrance/cosmetic market as well as pricing pressure across all products and markets, in particular for dispensing closures.

SEAQUISTPERFECT SEGMENT

SeaquistPerfect represents our fifth business unit and sells primarily aerosol valves and accessories and certain non-aerosol spray and lotion pumps. These products are sold primarily to the personal care, household and food/beverage markets.

Years Ended December 31,	**2003**	**2002**	**2001**
Net Sales	**$188,324**	$162,563	$145,530
Earnings Before Interest and Taxes ("EBIT")	**15,482**	11,070	5,843
EBIT as a percentage of Net Sales	**8.2%**	6.8%	4.0%

Net sales increased nearly 16% in 2003, reflecting strong European sales growth, in particular for spray and lotion pumps as well as custom tooling. The weak U.S. dollar compared to the Euro in 2003 accounted for nearly half of the sales growth in 2003. Sales of aerosol valves decreased in the U.S. while sales of aerosol valves increased slightly in Europe. Sales of lotion pumps increased strongly in the U.S. and in Europe reflecting the continued acceptance of our lotion pump in the personal care market. This product line continues to grow at a higher rate than the overall personal care market. Sales of spray pumps decreased in the U.S. in 2003 while sales of spray pumps in Europe increased slightly compared to the prior year.

In 2002, net sales for the SeaquistPerfect segment increased 12% from 2001, reflecting strong sales growth of aerosol valves and pumps and their related accessories, particularly to the personal care market. Sales of aerosol valve units increased in Europe, particularly to Eastern European countries where growth rates have exceeded those of Western European countries. Sales of aerosol valve units decreased in the U.S. as we have selectively shifted away from lower-margin business. Pump unit sales also increased particularly in Europe where we have benefited from the success of new pump packaging categories such as sun care. Lotion pump unit sales to the personal care market also increased over 2002 as this product line is growing at a higher rate than the overall personal care market, due primarily to an increased consumer focus on skin care products.

Segment EBIT continued to improve significantly in 2003 growing nearly 40% compared to 2002. The growth in EBIT was due primarily to increased valve accessory sales (specialty actuators for specific products), the increase in lotion pump unit sales, improved productivity at molding operations and continued focus on cost reduction.

In 2002, segment EBIT increased significantly over 2001, due primarily to the increased sales volumes mentioned above. In addition, this segment's focus on innovation and providing our customers more value-enhanced products or specialty designs has led to an increase in higher-priced custom products and specialty accessories, thus allowing us to improve profitability.

LIQUIDITY AND CAPITAL RESOURCES

Our primary sources of liquidity are cash flow provided by our operations and our revolving credit facility. Cash and equivalents increased to $165.0 million from $90.2 million at the end of 2002. Total short and long-term interest bearing debt decreased to $221.9 million from $226.9 million at the end of 2002. The ratio of our Net Debt (interest bearing debt less cash and cash equivalents) to Net Capital (stockholder's equity plus Net Debt) decreased to 7% compared to 19% as of December 31, 2002.

In 2003, our operations provided approximately $139.8 million in cash flow. This compares with $154.5 million in 2002 and $128.7 million in 2001. We are anticipating that cash flow from operations in 2004 will exceed 2003 levels. In each of the past three years, cash flow from operations was primarily derived from earnings before depreciation and amortization. The decrease in cash generated from operating activities in 2003 reflects increased working capital, in particular inventory and accounts receivable as well as an increase of more than $7 million in funding for the U.S. pension plan. The increase in inventory at year end reflects an increase in finished goods for our customers as well as an increase in raw materials in anticipation of rising plastic resin costs in 2004. During 2003, we utilized the majority of these cash flows to finance capital expenditures, pay down existing debt obligations, repurchase Company stock, and pay dividends to shareholders. Based upon projected capital expenditure needs in 2004 of approximately $90 million (assuming current exchange rates), required debt repayments (including interest, capital lease payments and required principal payments) of approximately $18 million and anticipated dividend payments of approximately $10 million, we would expect to generate additional cash in 2004.

We used $74.0 million in cash for investing activities during 2003, compared to $87.7 million during 2002 and $91.4 million in 2001. This decrease in 2003 is primarily due to a reduction in capital expenditures compared to the prior two years. Capital expenditures totaled $77.3 million in 2003, $89.8 million in 2002 and $92.2 million in 2001. Each year we invested in property, plant and equipment primarily for new products, capacity increases, product line extensions and maintenance of business. We estimate that approximately 30% of next year's anticipated $90 million in capital will be spent on new product introductions and 30% on maintenance of the business.

We used $13 million in cash for financing activities during 2003, compared to $34.5 million in 2002 and $42.0 million in 2001. The majority of the cash used for financing activities in all three years was used to pay down long and short-term debt, to pay dividends to our shareholders and to buy back shares of our stock. We are authorized to repurchase a maximum of 3 million shares of AptarGroup outstanding common stock. As of December 31, 2003, 1.4 million shares have been repurchased for an aggregate amount of $38.3 million. In 2003, 95 thousand shares were repurchased for an aggregate amount of $3.2 million.

In 2002, we canceled an interest rate swap agreement, which had a notional amount of $25 million. The cancellation of the interest rate swap agreement netted approximately $4.0 million. The net economic effect of canceling the swap agreement converted a variable interest rate on $25 million of debt to an effective fixed interest rate of 3.8%.

During 2003, we had a $100 million unsecured revolving credit agreement. Under this credit agreement, interest on borrowings was payable at a rate equal to LIBOR plus an amount based on our financial condition. At December 31, 2003 the amount unused and available under this agreement was $22 million. We were required to pay a fee for the unused portion of the commitment. The credit available under the revolving credit agreement provided us with the ability to refinance certain short-term debt obligations on a long-term basis in 2002. Since management had the ability and intent to do so, an additional $12.5 million of short-term debt obligations were reclassified as long-term obligations as of December 31, 2002. The agreement would have expired on June 30, 2004. Accordingly, in February of 2004, we entered into a five year $150 million revolving credit facility (the "New Credit Facility") and terminated the facility that was scheduled to expire on June 30, 2004. The New Credit Facility contains substantially similar terms as the expiring facility.

Our revolving credit facility and long-term private placement debt require us to satisfy certain financial and other covenants including:

	Requirement	**Level at December 31, 2003**
Interest coverage ratio	At least 3.5 to 1	22 to 1
Debt to total capital ratio	55%	22%

Based upon the above interest coverage ratio covenant, we could borrow additional debt up to a limit where interest expense would not exceed approximately $61 million. Interest expense in 2003 was approximately $10 million. Based upon the above debt to total capital ratio covenant we would have the ability to borrow an additional $700 million before the 55% requirement was exceeded.

Our foreign operations have historically met cash requirements with the use of internally generated cash or borrowings. Foreign subsidiaries have financing arrangements with several foreign banks to fund operations located outside the U.S., but all these lines are uncommitted. Cash generated by foreign operations has generally been reinvested locally. The majority of our $165.0 million in cash and equivalents is located outside of the U.S. We are currently in an overall foreign loss ("OFL") tax situation in the U.S. Any foreign dividend repatriated back to the U.S.

would be taxed up to the extent of the OFL. In 2003, we decided to repatriate a portion (approximately $30 million) of non-U.S. subsidiary current year earnings in 2004. We have provided for additional taxes in 2003 for this repatriation. This provision, net of applicable tax credits, was $4.4 million. After the $30 million repatriation and payment of the estimated $4.4 million in additional taxes, our OFL at December 31, 2003 will be eliminated.

We believe we are in a strong financial position and have the financial resources to meet business requirements in the foreseeable future. We have historically used cash flow from operations as our primary source of liquidity. In the event that customer demand would decrease significantly for a prolonged period of time and negatively impact cash flow from operations, we would have the ability to restrict and significantly reduce capital expenditure levels, which historically have been the most significant use of cash for us. A prolonged and significant reduction in capital expenditure levels could increase future repairs and maintenance costs as well as have a negative impact on operating margins if we were unable to invest in new innovative products.

OFF-BALANCE SHEET ARRANGEMENTS

We lease certain warehouse, plant and office facilities as well as certain equipment under noncancelable operating leases expiring at various dates through the year 2018. Most of the operating leases contain renewal options and certain equipment leases include options to purchase during or at the end of the lease term. We have an option on one building lease to purchase the building during or at the end of the term of the lease at approximately the amount expended by the lessor for the purchase of the building and improvements. If we do not exercise the purchase option by the end of the lease, we would be required to pay an amount not to exceed $9.5 million. Other than operating lease obligations, we do not have any off-balance sheet arrangements. See the following section "Overview of Contractual Obligations" for future payments relating to operating leases.

OVERVIEW OF CONTRACTUAL OBLIGATIONS

Below is a table of our outstanding contractual obligations and future payments as of December 31, 2003:

Contractual Obligations	Payments Due By Period				
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Long-term Debt(1)(2)	$ 122,600	$ 5,441	$ 4,754	$ 43,374	$ 69,031
Capital Lease Obligations(1)	12,079	2,929	4,665	2,329	2,156
Operating Leases	39,912	8,488	22,086	5,497	3,841
Purchase Obligations	—	—	—	—	—
Other Long-term liabilities reflected on the balance sheet under GAAP(3)	(3)	(3)	(3)	(3)	(3)
Total Contractual Obligations	$ 174,591	$ 16,858	$ 31,505	$ 51,200	$ 75,028

(1) The future payments listed above for capital lease obligations include future interest payments while the long-term debt repayments reflect only principal payments.

(2) Approximately 20% of our long-term debt has variable interest rates. If market conditions should change dramatically and interest rates rise in the future, our future obligations relating to interest payments will increase.

(3) We have approximately $22.6 million of other long-term liabilities on the balance sheet for retirement and deferred compensation plans. Future payments related to these obligations are difficult to determine as they are based upon governmental contribution requirements, which fluctuate annually.

ADOPTION OF ACCOUNTING STANDARDS

In December 2003, the Financial Accounting Standards Board, ("FASB") issued Interpretation No. ("FIN") 46R, "Consolidation of Variable Interest Entities." The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. Prior to FIN 46R, companies have generally included another entity in its consolidated financial statements only if it controlled the entity through voting interest. FIN 46R changes that by requiring a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk or loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. Consolidation by a primary beneficiary of the assets, liabilities and results of activities of variable interest entities will provide more complete information about the resources, obligations, risks and opportunities of the consolidated company. We do not have any investments in variable interest entities.

In May 2003, the FASB issued SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. We currently do not have any of these financial instruments.

In December 2003, the FASB issued FASB Staff Position ("FSP") 106-a, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003." In December 2003, the President signed into law the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (the "Act"). The Act introduces a prescription drug benefit under Medicare (Medicare Part D) as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. This FSP defers any accounting for the effects of the Act and requires additional disclosures pending further consideration of the underlying accounting issues. We do not provide any postretirement healthcare benefits and therefore there will be no effect on our results of operations.

In December 2003, the Office of the Chief Accountant and Division of Corporation Finance of the U.S. Securities and Exchange Commission released Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition." This SAB updates portions of the interpretive guidance included in Topic 13 of the codification of SAB's in order to make this interpretive guidance consistent with current authoritative accounting guidance. The principal revisions relate to the rescission of material no longer necessary because of private sector developments in U.S. generally accepted accounting principles. SAB 104 is effective immediately. As there are no new revenue recognition concepts or interpretations included in this SAB and our results of operations incorporate previous SAB guidance and U.S. generally accepted accounting principles on this topic, there is no impact on our financial statements as a result of SAB 104.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We continually evaluate our estimates, including those related to bad debts, inventories, intangible assets, income taxes, pensions and contingencies. We base our estimates on historical experience and on a variety of other assumptions believed to be reasonable in order to make judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies affect our more significant judgments and estimates used in preparation of our Consolidated Financial Statements. Management has discussed the development and selection of these critical accounting estimates with the audit committee of our Board of Directors and the audit committee has reviewed our disclosure relating to it in this Management's Discussion and Analysis of Consolidated Results of Operations and Financial Condition ("MD&A").

IMPAIRMENT OF GOODWILL

In accordance with SFAS 142, we evaluate our goodwill for impairment on an annual basis or whenever indicators of impairment exist. SFAS 142 requires that if the carrying value of a reporting unit for which goodwill exists exceeds its fair value, an impairment loss is recognized to the extent that the carrying value of the reporting unit goodwill exceeds the "implied fair value" of reporting unit goodwill.

As discussed in the notes to the financial statements, we have evaluated our goodwill for impairment and have determined that the fair value of our reporting units exceeds their carrying value, so we did not recognize an impairment of goodwill. Goodwill of approximately $136.7 million is shown on our balance sheet as of December 31, 2003.

We believe that the accounting estimate related to determining the fair value of our reporting units is a critical accounting estimate because: (1) it is highly susceptible to change from period to period because it requires company management to make assumptions about the future cash flows for each reporting unit over several years in the future, and (2) the impact that recognizing an impairment would have on the assets reported on our balance sheet as well as our results of operations could be material. Management's assumptions about future cash flows for the reporting units require significant judgment and actual cash flows in the future may differ significantly from those forecasted today. The estimate for future cash flows and its impact on the impairment testing of goodwill is a critical accounting estimate for the Dispensing Systems segment of our business.

In estimating future cash flows, we use internally generated budgets developed from our reporting units and reviewed by management. We develop our budgets based upon recent sales trends for the reporting units, discussions with our customers, planned timing of new product launches, forecasted capital expenditure needs, working capital needs, costing factors and many other variables. From these internally generated budgets, a four year projection of cash flows is made based upon expected sales growth rates and capital and working capital requirements based upon historical needs. A discounted cash flow model is used to discount the future cash flows back to the present using an independent, third party generated weighted-average cost of capital and verified by management. This fair value for the reporting unit is then corroborated by comparing it with a market multiple analysis of the reporting unit. The market multiple analysis is calculated by using AptarGroup's overall EBITDA (earnings before interest, taxes and depreciation) multiple and applying it to the reporting unit EBITDA for the current year.

The $136.7 million of goodwill is reported in five reporting units. Four of the five reporting units have fair values, which significantly exceed their carrying values. The fifth reporting unit contains approximately $94.3 million of the total $136.7 million in goodwill and has the smallest excess of fair value over carrying value of the five reporting units.

We believe our assumptions used in discounting future cash flows are appropriately conservative. Any increase in estimated cash flows would have no impact on the reported carrying amount of goodwill. However, if our current estimates of cash flow for this one reporting unit had been 40% lower, the fair value of the reporting unit would have been lower than the carrying value thus requiring us to perform an impairment test to determine the "implied value" of goodwill. The excess of the approximately $94.3 million in carrying value of goodwill over the "implied value" of goodwill would need to be written down for impairment. Without performing the second step of the goodwill impairment test it would be difficult to determine the actual amount of impairment to be recorded, but theoretically, the full $94.3 million of goodwill would be at risk for impairment. A full $94.3 million impairment loss would have reduced Total Assets as of December 31, 2003 by approximately 7% and would have reduced Income Before Income Taxes in 2003 by nearly 80%.

If we had been required to recognize an impairment loss of the full $94.3 million, it would likely not have affected our liquidity and capital resources because, in spite of the impairment loss, we would have been within the terms of our debt covenants.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

We record an allowance for doubtful accounts as an estimate of the inability of our customers to make their required payments. We determine the amount of our allowance for doubtful accounts by looking at a variety of factors. First we examine an aging of the accounts receivable in each entity within the Company. The aging lists past due amounts according to invoice terms. In addition, we consider the current economic environment, the credit rating of the customers and general overall market conditions. In some countries we maintain credit insurance, which can be used in certain cases of non-payment.

We believe that the accounting estimate related to the allowance for doubtful accounts is a critical accounting estimate because: (1) it requires management to make assumptions about the ability to collect amounts owed from customers in the future, and (2) changes to these assumptions or estimates could have a material impact on our results of operations. The estimate for the allowance for doubtful accounts is a critical accounting estimate for both of our segments.

When we determine that a customer is unlikely to pay, we will record a charge to bad debt expense in the income statement and an increase to the allowance for doubtful accounts. When it becomes certain the customer cannot pay (typically the customer will file for bankruptcy) we write off the receivable by removing the accounts receivable amount and reducing the allowance for doubtful accounts accordingly. In 2003, we added approximately $1.8 million to the allowance for doubtful accounts while we wrote off or reduced the allowance for doubtful accounts by $.5 million. Please refer to page 56 in this Form 10-K (Schedule II – Valuation and Qualifying Accounts) for activity in the allowance for doubtful accounts over the past three years.

We had approximately $242 million in outstanding accounts receivable at December 31, 2003. At December 31, 2003 we had approximately $9.5 million recorded in the allowance for doubtful accounts to cover all potential future customer non-payments net of any credit insurance reimbursement we would potentially recover. We believe our allowance for doubtful accounts is adequate to cover any future non-payments of our customers. However, if economic conditions deteriorate significantly or one of our large customers was to declare bankruptcy, a larger allowance for doubtful accounts might be necessary. It is extremely difficult to estimate how much of an additional reserve would be necessary, but the largest potential customer balance at any one time would not exceed $10 million. An additional loss of $10 million would reduce our Total Assets as of December 31, 2003 by approximately 1% and would have reduced Income Before Income Taxes by approximately 9%.

If we had been required to recognize an additional $10 million in bad debt expense, it would likely not have affected our liquidity and capital resources because, in spite of the additional expense, we would have been within the terms of our debt covenants.

VALUATION OF PENSION BENEFITS

The benefit obligations and net periodic pension cost associated with our domestic and foreign noncontributory pension plans are determined using actuarial assumptions. Such assumptions include discount rates to reflect the time value of money, employee compensation increase rates, demographic assumptions to determine the probability and timing of benefit payments, and the long-term rate of return on plan assets. The actuarial assumptions are based upon management's best estimates, after consulting with outside investment advisors and actuaries. Because assumptions and estimates are used, actual results could differ from expected results.

The discount rate is utilized principally in calculating our pension obligations, which are represented by the Accumulated Benefit Obligation (ABO) and the Projected Benefit Obligation (PBO), and in calculating net periodic benefit cost. In establishing the discount rates for our domestic and foreign plans, we review a number of relevant interest rates including government security yields and Aa corporate bond yields. At December 31, 2003, the discount rates for our domestic and foreign plans were 5.90% and 5.35%, respectively.

We believe that the accounting estimates related to determining the valuation of pension benefits are critical accounting estimates because: (1) changes in them can materially affect net income, and (2) we are required to establish the discount rate and the expected return on fund assets, which are highly uncertain and require judgment. The estimates for the valuation of pension benefits are critical accounting estimates for both of our segments.

To the extent the discount rates increase (or decrease), our ABO and net periodic benefit cost will decrease (or increase) accordingly. The estimated effect of a 1% decrease in each discount rate would be a $9.7 million increase in the ABO ($6.9 million for the domestic plans and $2.8 million for the foreign plans) and a $1.7 million increase in net periodic benefit cost ($1.6 million for the domestic plans and $0.1 million for the foreign plans). To the extent the ABO increases, and an additional minimum pension liability adjustment is required, the after-tax effect of such increase could reduce Other Comprehensive Income and Shareholders' Equity. The estimated effect of a 1% increase in each discount rate would be a $7.6 million decrease in the ABO ($5.3 million for the domestic plans and $2.3 million for the foreign plans) and a $1.1 million decrease in net periodic benefit cost ($1.0 million for the domestic plans and $0.1 million for the foreign plans). A decrease of this magnitude in the ABO would eliminate a substantial portion of the Additional Minimum Pension Liability, and the reduction in Other Comprehensive Income and Shareholders' Equity.

The assumed expected long-term rate of return on assets is the average rate of earnings expected on the funds invested to provide for the benefits included in the PBO. Of domestic plan assets, approximately 60% was invested in equities and 40% was invested in fixed income securities at December 31, 2003. Of foreign plan assets, approximately 45% was invested in equities, 50% was invested in fixed income securities and 5% was invested in real estate at December 31, 2003.

The expected long-term rate of return assumptions are determined based on our investment policy combined with expected risk premiums of equities and fixed income securities over the underlying risk-free rate. This rate is utilized principally in calculating the expected return on the plan assets component of the net periodic benefit cost. To the extent the actual rate of return on assets realized over the course of a year is greater than the assumed rate, that year's net periodic benefit cost is not affected. Rather, this gain reduces future net periodic benefit cost over a period of approximately 15 to 20 years. Likewise, to the extent the actual rate of return on assets realized over the course of a year is less than the assumed rate, that year's net periodic benefit cost is not affected. Rather, this loss increases future net periodic benefit cost over a period of approximately 15 to 20 years. To the extent the expected long-term rate of return on assets increases (or decreases), our net periodic benefit cost will decrease (or increase) accordingly. The estimated effect of a 1% decrease in each expected long-term rate of return on assets would be a $0.4 million increase in net periodic benefit cost. The estimated effect of a 1% increase in the expected long-term rate of return on assets would be a $0.4 million decrease in net periodic benefit cost.

The average rate of compensation increase is utilized principally in calculating the PBO and the net periodic benefit cost. The estimated effect of a 0.5% decrease in each rate of expected compensation increase would be a $1.3 million decrease in the PBO ($0.7 million for the domestic plans and $0.6 million for the foreign plans). The estimated effect of a 0.5% increase in each rate of expected compensation increase would be a $1.5 million increase in the PBO ($0.7 million for the domestic plans and $0.8 million for the foreign plans). A 0.5% change in each rate of expected compensation increase would not be material to the net periodic benefit cost.

Our primary pension related assumptions as of December 31, 2003 and 2002 were as follows:

Actuarial Assumptions as of December 31,	2003	2002
Discount rate:		
Domestic plans	**5.90%**	6.25%
Foreign plans	**5.35%**	5.35%
Expected long-term rate of return on plan assets:		
Domestic plans	**7.50%**	7.50%
Foreign plans	**6.50%**	6.50%
Rate of compensation increase:		
Domestic plans	**4.50%**	4.50%
Foreign plans	**3.00%**	3.00%

The estimated impact of the change in the domestic plan discount rate as noted in the table above on our 2004 net periodic benefit cost is a net increase of approximately $0.5 million.

INCOME TAXES ON UNDISTRIBUTED EARNINGS OF FOREIGN SUBSIDIARIES

Our policy has been to continue to reinvest earnings of our foreign subsidiaries indefinitely. As of December 31, 2003, we have approximately $417 million of undistributed earnings of foreign subsidiaries. Since our intent is to reinvest the earnings of our foreign subsidiaries indefinitely, we have not provided deferred taxes in our financial statements for any future repatriation in accordance with Accounting Principles Board Opinion ("APB") No. 23, "Accounting for Income Taxes-Special Areas."

We believe that the accounting policy to indefinitely reinvest the earnings of our foreign subsidiaries is a critical accounting policy because: (1) any change or deviation from that policy could trigger additional tax expense for us that is not provided for in the financial statements today thus increasing our overall effective tax rate, reducing earnings per share and reducing cash flow; and (2) a majority of our $165 million in cash and equivalents is located outside of the U.S. The policy to reinvest earnings of our foreign subsidiaries indefinitely is a critical accounting policy for the company as a whole and does not directly impact either of our segments.

In 2003, we decided to repatriate a portion (approximately $30 million) of non-U.S. subsidiary current year earnings in 2004. We have provided for additional taxes in 2003 for this repatriation. This provision, net of applicable tax credits, was $4.4 million. The remainder of the 2003 non-U.S. subsidiary current year earnings is expected to be permanently reinvested. Currently we have no future plans to repatriate any past or future foreign earnings other than the $30 million mentioned above. However, if a significant short-term liquidity crisis were to arise, it would be reasonably likely that we would have to consider repatriating some or all of our cash to the U.S.

Calculating the effect of taxes on repatriated foreign earnings can be extremely complex. Taxes have to reflect the expected form of repatriation (generally, dividend, sale or liquidation, or loan to the parent). The form of repatriation will result in different characteristics of income (ordinary versus capital gain) or different amounts of deemed-paid foreign tax credits available. After the $30 million repatriation and payment of the estimated $4.4 million in additional taxes, our overall foreign loss ("OFL"), which was approximately $8 million at December 31, 2003, will be eliminated.

ACCOUNTING FOR STOCK BASED COMPENSATION

We follow APB No. 25 "Accounting for Stock Issued to Employees" and the related Interpretations in accounting for our stock option plans. Since our stock option plans meet certain criteria of APB No. 25, we do not recognize any compensation cost in the income statement. SFAS No. 123, "Accounting for Stock-Based Compensation" issued subsequent to APB No. 25, defines a "fair value based method" of accounting for employee stock options but allows companies to continue to measure compensation cost for employee stock options using the "intrinsic value based method" prescribed in APB No. 25.

We believe that applying the intrinsic value based method of accounting for stock options prescribed by APB No. 25 is a critical accounting policy because application of SFAS No. 123 would require us to estimate the fair value of employee stock options at the date of the grant and record an expense in the income statement over the vesting period for the fair value calculated, thus reducing net income and earnings per share. Our accounting policy to follow APB No. 25 in accounting for our stock option plans is a critical accounting policy for both of our reportable segments.

We have no immediate plans at this time to voluntarily change our accounting policy to the fair value based method; however, we continue to evaluate this alternative. In accordance with SFAS No. 123, we have been disclosing in the Notes to the Consolidated Financial Statements the impact on our net income and earnings per share had we adopted the fair value based method. If we had adopted the fair value based method in 2003, our net income would have been $4.3 million lower than reported or approximately $.12 per share lower than reported. If we had applied the fair value based method and recorded the additional after-tax expense of $4.3 million, it would not have affected our liquidity and capital resources because, in spite of the additional expense, we would have been within the terms of our debt covenants.

OUTLOOK

We are cautiously optimistic about 2004. Sales of our products to the food//beverage market are expected to continue to grow. Sale of our products to the household market are also expected to grow over the prior year as more consumer marketers search for innovative dispensing systems for their products. Sales of our product to our main three markets (fragrance/cosmetic, personal care and pharmacy) are all expected to increase modestly over the prior year. We are anticipating diluted earnings per share for the first quarter of 2004 to equal or slightly exceed the $.53 per share recorded in the prior year.

Pricing continues to be extremely competitive in most of the markets we serve, in particular in the low-end fragrance/cosmetic market and the dispensing closure product range. We continue to see both direct and indirect competition coming from Asian suppliers. Directly, Asian suppliers are importing their spray pumps directly into the U.S. market and we are beginning to see this occur in Western Europe as well. Indirectly, some of our fragrance marketers are beginning to source their manufacturing requirements including filling of their product in Asia and importing their product back into the U.S. Should this trend continue, the size of our market that we serve may begin to decline in the U.S.

We are anticipating gains in productivity and cost savings to partially offset any further price declines in the market. Should we be unable to attain these productivity gains and cost savings, our results could be negatively impacted.

The Euro has strengthened significantly compared to the U.S. dollar in the fourth quarter of 2003 and this strength has continued into the first quarter of 2004. Since a majority of our sales are denominated in Euros, the strengthening Euro will have a positive impact on the translation of our Euro denominated financial statements into U.S. dollars. However, as we have mentioned before, we are a net importer of products produced in European countries with Euro based costs, into the U.S. and sold in U.S. dollars. The strengthening Euro compared to the U.S. dollar makes imported European produced products more expensive thereby reducing operating margins. The net impact of the strengthening Euro is difficult to predict or estimate, but it is likely that any positive impact achieved from translating Euro denominated financial statements into U.S. dollars may be offset by the reduction in operating margins on imported products. Using our 2003 results as a baseline and in light of the 2003 average Euro/U.S. Dollar exchange rate of $1.13, the following table outlines a rough estimation of the impact that a strengthening Euro might have on our results in 2004:

Euro/Dollar rate	$ 1.25	$ 1.30	$ 1.35	$ 1.40
% increase in sales	4.7 %	7.1 %	9.4 %	11.8 %
Decrease in EPS	$ .01	$ .02	$ .03	$ .04
Negative impact on operating margins	.5 %	.8 %	1.0 %	1.3 %

We are expecting to spend approximately $3.5 million in additional research and development expense to develop the DPI technology we acquired in 2003. We are not anticipating any sales of DPI related products in 2004.

We expect the annual effective tax rate for 2004 to be in the range of 31% to 32% compared to a rate of 32.1% for 2003, reflecting potential recovery of additional research and development credits of between $1.5 and $2.0 million for the years 2000 to 2002. The quarterly tax rate in 2004 will vary depending upon when certain prior year research and development credits are realized.

We expect resin prices to increase in 2004. Should raw material costs increase dramatically in 2004, this could have a negative impact on the anticipated results if delays or difficulties are encountered in passing through these additional costs to customers.

We use specific plastic resin for certain of our pharmaceutical products. These specific resins need to be approved by the customers and by the Food and Drug Administration (FDA) in the United States when the customer is obtaining approval to market its product. Should these plastic resins become unavailable to purchase on the market, we could suffer a delay in shipping product to pharmaceutical customers. We are not aware of any potential shortages of specific resins used in the pharmaceutical market for the foreseeable future.

Due to the relatively high fixed cost nature of our business, sudden significant decreases in business may have a significant impact on our results of operations, as seen in the fragrance/cosmetic industry in 2002 and late 2001. Due to the fixed cost nature of our businesses, particularly in Europe, it is difficult to reduce costs fast enough to offset the decline in business.

FORWARD-LOOKING STATEMENTS

This Management's Discussion and Analysis and certain other sections of this Form 10-K contain forward-looking statements that involve a number of risks and uncertainties. Words such as "expects," "anticipates," "believes," "estimates," and other similar expressions or future or conditional verbs such as "will," "should," "would" and "could" are intended to identify such forward-looking statements. Forward-looking statements are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and are based on our beliefs as well as assumptions made by and information currently available to us. Accordingly, our actual results may differ materially from those expressed or implied in such forward-looking statements due to known or unknown risks and uncertainties that exist in our operations and business environment, including but not limited to:

- difficulties in product development and uncertainties related to the timing or outcome of product development;
- direct or indirect consequences of acts of war or terrorism;
- difficulties in complying with government regulation including tax rate policies;
- competition and technological change;
- our ability to defend our intellectual property rights;
- the failure by us to produce anticipated cost savings or improve productivity;
- the timing and magnitude of capital expenditures;
- our ability to identify potential acquisitions and to successfully acquire and integrate such operations or products;
- significant fluctuations in currency exchange rates;
- significant fluctuations in interest rates;
- economic and market conditions in the United States, Europe and the rest of the world;
- changes in customer spending levels;
- the demand for existing and new products;
- the cost and availability of raw materials;
- other risks associated with our operations.

Although we believe that our forward-looking statements are based on reasonable assumptions, there can be no assurance that actual results, performance or achievements will not differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on forward-looking statements. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

ITEM 7a. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

MARKET RISKS

A significant number of our operations are located outside of the United States. Because of this, movements in exchange rates may have a significant impact on the translation of the financial condition and results of operations of our entities. Our primary foreign exchange exposure is to the Euro, but we also have foreign exchange exposure to South American and Asian currencies, among others. A weakening U.S. dollar relative to foreign currencies has an additive translation effect on our financial condition and results of operations. Conversely, a strengthening U.S. dollar has a dilutive effect.

Additionally, in some cases, we sell products denominated in a currency different from the currency in which the related costs are incurred. Any changes in exchange rates on such inter-country sales may impact our results of operations.

We manage our exposures to foreign exchange principally with forward exchange contracts to hedge certain firm purchase and sales commitments and intercompany cash transactions denominated in foreign currencies.

The table below provides information, as of December 31, 2003, about our forward currency exchange contracts. All the contracts expire before the end of the third quarter of 2004.

In thousands

Year Ended December 31, 2003 **Buy/Sell**	**Contract Amount**	**Average Contractual Exchange Rate**
Euro/U.S. Dollar	$ 21,780	1.1733
Euro/Japanese Yen	5,698	129.8516
Euro/British Pound	3,551	.7010
Euro/Indonesian Rupiah	1,132	10510.0000
Euro/Brazilian Real	629	3.8590
U.S. Dollar/Japanese Yen	600	114.8000
Euro/Chinese Yuan	499	8.4959
Euro/Russian Ruble	440	36.1000
Euro/Swiss Franc	122	1.5399
U.S. Dollar/Australian Dollar	49	1.3667
Euro/Australian Dollar	19	1.6883
Total	$ 34,519	

As of December 31, 2003, we have recorded the fair value of foreign currency forward exchange contracts of $50 thousand in accounts payable and accrued liabilities and $1.8 million in prepayments and other in the balance sheet. All forward exchange contracts outstanding as of December 31, 2003 had an aggregate contract amount of $34.5 million.

At December 31, 2003, we had a fixed-to-variable interest rate swap agreement with a notional principal value of $25 million, which requires us to pay a variable interest rate (which was 1.1% at December 31, 2003) and receive a fixed rate of 6.6%. The variable rate is adjusted semiannually based on London Interbank Offered Rates (''LIBOR''). Variations in market interest rates would produce changes in our net income. If interest rates increase by 100 basis points, net income related to the interest rate swap agreement would decrease by less than $200, assuming a tax rate of 33%. As of December 31, 2003, we recorded the fair value of the fixed-to-variable interest rate swap agreement of $3.7 million in miscellaneous other assets with an offsetting adjustment to debt. No gain or loss was recorded in the income statement in 2003 since there was no hedge ineffectiveness.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

AptarGroup, Inc.
CONSOLIDATED STATEMENTS OF INCOME

In thousands, except per share amounts

Years Ended December 31,	**2003**	**2002**	**2001**
Net Sales	**$ 1,114,689**	$ 926,691	$ 891,986
Operating Expenses:			
Cost of sales (exclusive of depreciation shown below)	**732,038**	593,723	562,814
Selling, research & development and administrative	**171,604**	148,348	146,137
Depreciation and amortization	**85,851**	72,141	73,584
Acquired research and development charge	**1,250**	—	—
Strategic Initiative charges	**—**	1,238	7,583
Patent dispute settlement	**—**	4,168	—
	990,743	819,618	790,118
Operating Income	**123,946**	107,073	101,868
Other Income (Expense):			
Interest expense	**(9,846)**	(10,695)	(15,572)
Interest income	**2,945**	2,083	1,822
Equity in results of affiliates	**928**	191	(248)
Minority interests	**(250)**	167	(564)
Miscellaneous, net	**(453)**	(461)	1,049
	(6,676)	(8,715)	(13,513)
Income Before Income Taxes	**117,270**	98,358	88,355
Provision For Income Taxes	**37,591**	31,711	29,447
Net Income Before Cumulative Effect of a Change In Accounting Principle for Derivative Instruments and Hedging Activities	**79,679**	66,647	58,908
Cumulative Effect of a Change in Accounting Principle	**—**	—	(64)
Net Income	**$ 79,679**	$ 66,647	$ 58,844
Net Income Per Common Share			
Basic	**$ 2.21**	$ 1.86	$ 1.64
Diluted	**$ 2.16**	$ 1.82	$ 1.61

See accompanying notes to consolidated financial statements.

AptarGroup, Inc.
CONSOLIDATED BALANCE SHEETS

In thousands, except per share amounts

December 31,	**2003**	**2002**
Assets		
Current Assets:		
Cash and equivalents	**$ 164,982**	$ 90,205
Accounts and notes receivable, less allowance for doubtful accounts of $9,533 in 2003 and $8,233 in 2002	**231,976**	197,881
Inventories	**165,207**	127,828
Prepayments and other	**40,289**	31,282
	602,454	447,196
Property, Plant and Equipment:		
Buildings and improvements	**167,684**	142,667
Machinery and equipment	**960,193**	806,630
	1,127,877	949,297
Less: Accumulated depreciation	**(651,080)**	(520,182)
	476,797	429,115
Land	**6,634**	5,702
	483,431	434,817
Other Assets:		
Investments in affiliates	**13,018**	10,991
Goodwill	**136,660**	128,930
Intangible assets	**14,692**	15,044
Miscellaneous	**14,088**	10,693
	178,458	165,658
Total Assets	**$ 1,264,343**	$ 1,047,671

See accompanying notes to consolidated financial statements.

AptarGroup, Inc.

CONSOLIDATED BALANCE SHEETS

In thousands, except per share amounts

December 31,	**2003**	**2002**
Liabilities and Stockholders' Equity		
Current Liabilities:		
Notes payable	**$ 88,871**	$ —
Current maturities of long-term obligations	**7,839**	7,722
Accounts payable and accrued liabilities	**186,510**	154,966
	283,220	162,688
Long-Term Obligations	**125,196**	219,182
Deferred Liabilities and Other:		
Deferred income taxes	**39,757**	37,855
Retirement and deferred compensation plans	**22,577**	23,572
Deferred and other non-current liabilities	**4,085**	4,676
Minority interests	**6,457**	5,231
	72,876	71,334
Stockholders' Equity:		
Preferred stock, $.01 par value, 1 million shares authorized, none outstanding	**—**	—
Common stock, $.01 par value, 99 million shares authorized, and 37.7 and 37.2 million outstanding in 2003 and 2002, respectively	**377**	372
Capital in excess of par value	**136,710**	126,999
Retained earnings	**618,547**	548,258
Accumulated other comprehensive income	**65,708**	(46,027)
Less: Treasury stock at cost, 1.4 million and 1.3 million shares in 2003 and 2002, respectively	**(38,291)**	(35,135)
	783,051	594,467
Total Liabilities and Stockholders' Equity	**$ 1,264,343**	$ 1,047,671

See accompanying notes to consolidated financial statements.

AptarGroup, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands, brackets denote cash outflows

Years Ended December 31,	**2003**	2002	2001
Cash Flows from Operating Activities:			
Net income	**$ 79,679**	$ 66,647	$ 58,844
Adjustments to reconcile net income to net cash provided by operations:			
Depreciation	**83,788**	70,533	68,832
Amortization	**2,063**	1,608	4,752
Provision for bad debts	**1,772**	2,453	1,879
Strategic Initiative charges	**—**	1,238	7,583
Minority interests	**250**	(167)	564
Cumulative effect of accounting change	**—**	—	64
Deferred income taxes	**4,836**	6,150	(4,723)
Retirement and deferred compensation plans	**(7,068)**	3,064	2,255
Equity in results of affiliates in excess of cash distributions received	**(928)**	(191)	300
Changes in balance sheet items, excluding effects from foreign currency adjustments:			
Accounts and notes receivable	**(2,526)**	8,765	12,839
Inventories	**(18,504)**	2,834	(4,766)
Prepaid and other current assets	**(7,321)**	(4,285)	(3,053)
Accounts payable and accrued liabilities	**(2,787)**	2,651	(15,942)
Income taxes payable	**2,207**	(8,919)	(3,405)
Other changes, net	**4,319**	2,071	2,718
Net cash provided by operations	**139,780**	154,452	128,741
Cash Flows from Investing Activities:			
Capital expenditures	**(77,269)**	(89,778)	(92,221)
Disposition of property and equipment	**2,027**	4,367	1,477
Intangible assets	**(156)**	(1,307)	(863)
Investments in affiliates	**—**	—	(69)
Collection (issuance) of notes receivable, net	**1,415**	(1,019)	314
Net cash used by investing activities	**(73,983)**	(87,737)	(91,362)
Cash Flows from Financing Activities:			
Proceeds from notes payable	**6,686**	—	—
Repayments of notes payable	**—**	(8,512)	(31,087)
Proceeds from long-term obligations	**—**	184	6,420
Repayments of long-term obligations	**(16,688)**	(20,441)	(12,380)
Proceeds from cancellation of swap agreement	**—**	4,038	—
Dividends paid	**(9,390)**	(8,618)	(7,873)
Proceeds from stock option exercises	**9,716**	4,075	7,896
Purchase of treasury stock	**(3,156)**	(5,216)	(4,964)
Net cash used by financing activities	**(12,832)**	(34,490)	(41,988)
Effect of Exchange Rate Changes on Cash	**21,812**	9,967	(2,937)
Net increase (decrease) in Cash and Equivalents	**74,777**	42,192	(7,546)
Cash and Equivalents at Beginning of Period	**90,205**	48,013	55,559
Cash and Equivalents at End of Period	**$ 164,982**	$ 90,205	$ 48,013
Supplemental Cash Flow Disclosure:			
Interest paid	**$ 9,167**	$ 11,843	$ 15,963
Income taxes paid	**31,116**	37,533	39,171
Supplemental Non-cash Financing Activities:			
Capital lease obligations	**$ 2,030**	$ —	$ 1,967

See accompanying notes to consolidated financial statements.

AptarGroup, Inc.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Years Ended December 31, 2003, 2002 and 2001

In thousands

	Comprehensive Income	Total Equity	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Common Stock Par Value	Treasury Stock	Capital in Excess of Par Value
Balance — December 31, 2000:		$ 440,540	$ 439,258	$ (89,163)	$ 366	$ (24,955)	$ 115,034
Net income	$ 58,844	58,844	58,844				
Foreign currency translation adjustments	(23,440)	(23,440)		(23,440)			
Minimum pension liability adjustment, net of tax	(1,799)	(1,799)		(1,799)			
Comprehensive income	$ 33,605						
Stock option exercises		7,896			4		7,892
Cash dividends declared on common stock		(7,873)	(7,873)				
Treasury stock purchased		(4,964)				(4,964)	
Balance — December 31, 2001:		469,204	490,229	(114,402)	370	(29,919)	122,926
Net income	$ 66,647	66,647	66,647				
Foreign currency translation adjustments	69,293	69,293		69,293			
Minimum pension liability adjustment, net of tax	(918)	(918)		(918)			
Comprehensive income	$ 135,022						
Stock option exercises		4,075			2		4,073
Cash dividends declared on common stock		(8,618)	(8,618)				
Treasury stock purchased		(5,216)				(5,216)	
Balance — December 31, 2002:		594,467	548,258	(46,027)	372	(35,135)	126,999
Net income	$ 79,679	79,679	79,679				
Foreign currency translation adjustments	110,798	110,798		110,798			
Minimum pension liability adjustment, net of tax	937	937		937			
Comprehensive income	$ 191,414						
Stock option exercises		9,716			5		9,711
Cash dividends declared on common stock		(9,390)	(9,390)				
Treasury stock purchased		(3,156)				(3,156)	
Balance — December 31, 2003:		$ 783,051	$ 618,547	$ 65,708	$ 377	$ (38,291)	$ 136,710

See accompanying notes to consolidated financial statements.

AptarGroup, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands unless otherwise indicated)

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

AptarGroup, Inc. is an international company that designs, manufactures and sells consumer product dispensing systems. The Company focuses on providing value-added components to a variety of global consumer product marketers in the personal care, fragrance/cosmetic, pharmaceutical, household and food/beverage industries. The Company has manufacturing facilities located throughout the world including North America, Europe, Asia and South America.

BASIS OF PRESENTATION

The accompanying consolidated financial statements include the accounts of AptarGroup, Inc. and its subsidiaries. The terms "AptarGroup" or "Company" as used herein refer to AptarGroup, Inc. and its subsidiaries. All significant intercompany accounts and transactions have been eliminated. Certain previously reported amounts have been reclassified to conform to the current period presentation.

ACCOUNTING ESTIMATES

The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). This process requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

CASH MANAGEMENT

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

INVENTORIES

Inventories are stated at cost, which is lower than market. Costs included in inventories are raw materials, direct labor and manufacturing overhead. The costs of certain domestic and foreign inventories are determined by using the last-in, first-out ("LIFO") method, while the remaining inventories are valued using the first-in, first-out (FIFO) method.

INVESTMENTS IN AFFILIATED COMPANIES

The Company accounts for its investments in 20% to 50% owned affiliated companies using the equity method. These investments are in companies that manufacture and distribute products similar to the Company's products. The Company received dividends from affiliated companies of $139, $125, and $52 in 2003, 2002, 2001, respectively.

PROPERTY AND DEPRECIATION

Properties are stated at cost. Depreciation is determined on a straight-line basis over the estimated useful lives for financial reporting purposes and accelerated methods for income tax reporting. Generally, the estimated useful lives are 25 to 40 years for buildings and improvements and 3 to 10 years for machinery and equipment.

FINITE-LIVED INTANGIBLE ASSETS

Finite-lived intangibles, consisting of patents, non-compete agreements and license agreements acquired in purchase transactions, are capitalized and amortized over their useful lives which range from 4 to 20 years.

GOODWILL AND INDEFINITE-LIVED INTANGIBLE ASSETS

Management believes the excess purchase price over the fair value of the net assets acquired ("Goodwill") in purchase transactions has continuing value. It was the Company's policy to amortize such costs over lives ranging from 10 to 40 years using the straight-line method through 2001.

The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" in the first quarter of 2002. This statement eliminates the requirement that Goodwill and indefinite lived intangible assets arising from a business combination be amortized and charged to expense over time. Instead, the Goodwill and indefinite lived intangible assets must be tested annually, or as circumstances dictate, for impairment. Management has performed an analysis of the fair values of its reporting units. The fair values of the reporting units exceeded the carrying values and, therefore, no impairment of Goodwill was reported in 2003 or 2002.

IMPAIRMENT OF LONG-LIVED ASSETS

Long-lived assets, such as property, plant and equipment and finite-lived intangibles, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset (if any) are less than the carrying value of the asset. When impairment is identified, the carrying amount of the asset is reduced to its fair value.

DERIVATIVES INSTRUMENTS AND HEDGING ACTIVITIES

Derivative financial instruments are recorded in the consolidated balance sheets at fair value as either assets or liabilities. Changes in the fair value of derivatives are recorded in each period in earnings or accumulated other comprehensive income, depending on whether a derivative is designated and effective as part of a hedge transaction.

RESEARCH & DEVELOPMENT EXPENSES

Research and development costs are expensed as incurred. These costs amounted to $34,714, $27,720 and $25,913 in 2003, 2002 and 2001, respectively. The 2003 amount includes $1,250 of acquired intellectual property (patents, licenses and know how) described in Note 18.

INCOME TAXES

The Company computes taxes on income in accordance with the tax rules and regulations of the many taxing authorities where the income is earned. The income tax rates imposed by these taxing authorities may vary substantially. Taxable income may differ from pretax income for financial accounting purposes. To the extent that these differences create differences between the tax basis of an asset or liability and its reported amount in the financial statements, an appropriate provision for deferred income taxes is made.

The Company has the expressed intention to reinvest the undistributed earnings of its non-U.S. subsidiaries in order to meet the indefinite reversal criteria of APB 23. A provision has not been made for U.S. or additional foreign taxes on $416,866 of undistributed earnings of non-U.S. subsidiaries. These earnings will continue to be reinvested indefinitely and could become subject to additional tax if they were remitted as dividends or lent to a U.S. affiliate, or if the Company should sell its stock in the subsidiaries. It is not practicable to estimate the amount of additional tax that might be payable on these undistributed non-U.S. earnings. The Company will, however, continue to evaluate annually if it will repatriate non-U.S. subsidiary current year earnings or a portion thereof. The Company also has the intention that any current year or prior year earnings that have not been remitted to the U.S. will continue to be permanently reinvested in non-U.S. countries in order to meet the indefinite reversal criteria of APB 23. In 2003, the Company decided to repatriate a portion of non-U.S. subsidiary current year earnings in 2004. See Note 5 for more information.

TRANSLATION OF FOREIGN CURRENCIES

The functional currencies of all the Company's foreign operations are the local currencies. Assets and liabilities are translated into U.S. dollars at the rates of exchange on the balance sheet date. Sales and expenses are translated at the average rates of exchange prevailing during the year. The related translation adjustments are accumulated in a separate section of stockholders' equity. Realized and unrealized foreign currency transaction gains and losses are reflected in income, as a component of miscellaneous income and expense, and represented a loss of $490 in 2003, a loss of $794 in 2002 and a gain of $91 in 2001.

STOCK BASED COMPENSATION

At December 31, 2003, the Company has stock-based employee compensation plans, which are described more fully in Note 13. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation.

Years Ended December 31,	2003	2002	2001
Net income, as reported	**$ 79,679**	$ 66,647	$ 58,844
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	**(4,321)**	(4,341)	(4,237)
Pro forma net income	**$ 75,358**	$ 62,306	$ 54,607
Earnings per share:			
Basic – as reported	**$ 2.21**	$ 1.86	$ 1.64
Basic – pro forma	**$ 2.09**	$ 1.73	$ 1.53
Diluted – as reported	**$ 2.16**	$ 1.82	$ 1.61
Diluted – pro forma	**$ 2.04**	$ 1.70	$ 1.49

REVENUE RECOGNITION

Product Sales. The Company's policy is to recognize revenue from product sales when the title and risk of loss has transferred to the customer and the Company has no remaining obligations regarding the transaction. The majority of the Company's products are shipped FOB shipping point and title and risk of loss transfers when the goods leave the Company's shipping location. In some instances (for example, certain cross border shipments) the shipping terms *may be FOB destination. In these cases, the Company does not recognize the revenue or invoice the customer until* the goods reach the customer's location.

Services and Other. The Company occasionally invoices customers for certain services. The Company also receives revenue from other sources such as exclusive license or royalty agreements. Revenue is recognized when services are rendered or rights to use assets can be reliably measured. Service and other revenue is not material to the Company's results of operations for any of the years presented.

NOTE 2 INVENTORIES

At December 31, 2003 and 2002, approximately 23% of the total inventories are accounted for by the LIFO method. Inventories, by component, consisted of:

	2003	2002
Raw materials	**$ 54,602**	$ 49,372
Work-in-process	**39,165**	29,752
Finished goods	**72,969**	49,948
Total	**166,736**	129,072
Less LIFO reserve	**(1,529)**	(1,244)
Total	**$ 165,207**	$ 127,828

NOTE 3 GOODWILL AND OTHER INTANGIBLE ASSETS

The Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets" on January 1, 2002. Pursuant to this standard, the Company completed an assessment of the categorization of its existing intangible assets and goodwill. In addition, the Company completed an analysis of the fair value of its reporting units using both a discounted cash flow analysis and market multiple approach and has determined that the fair value of its reporting units exceeds the carrying values and, therefore, no impairment of goodwill needs to be recorded. Also pursuant to the standard, the Company ceased recording goodwill and indefinite-lived intangible asset amortization in 2002. The table below shows income before income taxes, net income and earnings per share amounts for the twelve months ended

December 31, 2003, 2002 and 2001, adjusted to add back goodwill amortization and related tax effects for the year 2001.

Years Ended December 31,	**2003**	2002	2001
Reported income before income taxes	**$ 117,270**	$ 98,358	$ 88,355
Add back: Goodwill amortization	**—**	—	3,646
Adjusted income before income taxes	**$ 117,270**	$ 98,358	$ 92,001
Reported net income	**$ 79,679**	$ 66,647	$ 58,844
Add back: After-tax impact of goodwill amortization	**—**	—	3,470
Adjusted net income	**$ 79,679**	$ 66,647	$ 62,314
Basic earnings per share:			
Reported net income	**$ 2.21**	$ 1.86	$ 1.64
Goodwill amortization	**—**	—	.10
Adjusted net income	**$ 2.21**	$ 1.86	$ 1.74
Diluted earnings per share:			
Reported net income	**$ 2.16**	$ 1.82	$ 1.61
Goodwill amortization	**—**	—	.10
Adjusted net income	**$ 2.16**	$ 1.82	$ 1.71

The table below shows a summary of intangible assets for the years ended December 31, 2003 and 2002.

	Weighted Average Amortization Period	**2003**			**2002**		
		Gross Carrying Amount	***Accumulated Amortization***	**Net Value**	**Gross Carrying Amount**	***Accumulated Amortization***	**Net Value**
Amortized intangible assets:							
Patents	**15**	**$ 16,625**	**$ (5,908)**	**$ 10,717**	$ 14,619	$ (4,234)	$ 10,385
License agreements, *organization costs and other*	**6**	**7,485**	**(4,043)**	**3,442**	6,338	(3,074)	3,264
	12	**24,110**	**(9,951)**	**14,159**	20,957	(7,308)	13,649
Unamortized intangible assets:							
Trademarks		**470**	**—**	**470**	396	—	396
Minimum pension liability		**63**	**—**	**63**	999	—	999
		533	**—**	**533**	1,395	—	1,395
Total intangible assets		**$ 24,643**	**$ (9,951)**	**$ 14,692**	$ 22,352	$ (7,308)	$ 15,044

Aggregate amortization expense for the intangible assets above for the years ended December 31, 2003, 2002 and 2001 was $2,064, $1,608 and $1,106, respectively.

Estimated amortization expense for the years ending December 31 is as follows:

2004	$ 2,045
2005	1,948
2006	1,565
2007	1,565
2008	1,553

Future amortization expense may fluctuate depending on changes in foreign currency rates. The estimates for amortization expense noted above are based upon foreign exchange rates as of December 31, 2003.

The changes in the carrying amount of goodwill for the year ended December 31, 2003, are as follows by reporting segment:

	Dispensing Systems Segment	SeaquistPerfect Segment	Total
Balance as of January 1, 2003	$ 127,070	$ 1,860	$ 128,930
Foreign currency exchange effects	7,730	—	7,730
Balance as of December 31, 2003	$ 134,800	$ 1,860	$ 136,660

NOTE 4 ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

At December 31, 2003 and 2002, accounts payable and accrued liabilities consisted of the following:

	2003	2002
Accounts payable, principally trade	**$ 89,254**	$ 84,179
Accrued employee compensation costs	**45,335**	37,665
Other accrued liabilities	**51,921**	33,122
Total	**$ 186,510**	$ 154,966

NOTE 5 INCOME TAXES

Income before income taxes consists of:

Years Ended December 31,	2003	2002	2001
Domestic	**$ 21,122**	$ 20,033	$ 6,174
Foreign	**96,148**	78,325	82,181
Total	**$ 117,270**	$ 98,358	$ 88,355

The provision for income taxes is comprised of:

Years Ended December 31,	2003	2002	2001
Current:			
Federal	**$ 1,151**	$ 3,866	$ 5,953
State/Local	**746**	736	1,264
Foreign	**30,858**	20,959	26,953
	32,755	25,561	34,170
Deferred:			
Federal/State	**4,911**	4,364	(4,247)
Foreign	**(75)**	1,786	(476)
	4,836	6,150	(4,723)
Total	**$ 37,591**	$ 31,711	$ 29,447

The difference between the actual income tax provision and the tax provision computed by applying the statutory federal income tax rate of 35.0% in 2003, 2002 and 2001 to income before income taxes is as follows:

Years Ended December 31,	**2003**	2002	2001
Income tax at statutory rate	**$ 41,044**	$ 34,425	$ 30,924
State income taxes, net of federal benefit	**485**	478	879
U.S. research & development credits	**(700)**	—	—
Provision for distribution of foreign earnings	**4,382**	—	—
Resolution of foreign tax matters	**(2,248)**	—	—
Rate differential on earnings of foreign operations	**(5,003)**	(4,669)	(2,286)
Other items, net	**(369)**	1,477	(70)
Actual income tax provision	**$ 37,591**	$ 31,711	$ 29,447
Effective income tax rate	**32.1%**	32.2%	33.3%

During 2003, the Company determined that U.S. and state tax refund claims were available for research & development expenditures incurred by the Company beginning in 1999. The Company received a tax refund related to 1999 for approximately $500 and provided for a $200 credit related to the 2003 tax year during the year. There are additional refund claims for 2000 through 2002, which may total $1,500 - $2,000 when filed, have the potential to be recognized in 2004, which may result in a reduction of our 2004 income tax provision. In addition, we resolved certain foreign tax matters resulting in a reduction of $2,248 of tax liabilities that were previously recorded.

Significant deferred tax assets and liabilities as of December 31, 2003 and 2002 are comprised of the following temporary differences:

	2003	**2002**
Deferred Tax Assets:		
Accruals	**$ 8,270**	$ 7,547
Net operating loss carryforwards	**355**	1,346
Asset bases differentials	**1,546**	1,136
Other	**1,816**	5,303
Total deferred tax assets	**11,987**	15,332
Deferred Tax Liabilities:		
Depreciation	**37,780**	33,742
Leases	**5,711**	4,371
Undistributed earnings of foreign subsidiaries	**4,382**	—
Other	**4,715**	5,245
Total deferred tax liabilities	**52,588**	43,358
Net deferred tax liabilities	**$ 40,601**	$ 28,026

On December 31, 2003, the Company had foreign tax loss carryforwards of approximately $1.9 million. There is an indefinite carryforward period related to $1.5 million, the remaining balance of $420 expires beginning in 2004 through 2008. Based upon the level of historical taxable income, projected future taxable income, and the timing of the reversal of existing deferred tax liabilities, management believes it is more likely than not that the Company will realize the benefits of these deferred assets. Accordingly, no deferred tax asset valuation allowance was recorded at December 31, 2003 or 2002.

During 2003, the Company provided for additional taxes on a portion of 2003 unremitted foreign earnings. This provision, net of applicable credits, was $4,400. It is management's intention that these earnings will be remitted during 2004. The remainder of 2003 foreign earnings is expected to be permanently reinvested. With the distribution, the negative tax consequences of the Company's overall foreign loss ("OFL") will be eliminated. The OFL was approximately $8 million at both December 31, 2003 and December 31, 2002.

The Company has not provided for taxes on certain tax-deferred income of a foreign operation. The income arose predominately from government grants. Taxes of approximately $1.8 million would become payable in the event the income would be distributed.

NOTE 6 DEBT

The average annual interest rate on short-term notes payable under unsecured lines of credit was approximately 2.5% and 2.9% for 2003 and 2002, respectively. There are no compensating balance requirements associated with short-term borrowings. At December 2003 and 2002, the Company had an unsecured multi-year, revolving credit agreement allowing borrowings of up to $100 million. Under this credit agreement, interest on borrowings was payable at a rate equal to London Interbank Offered Rates ("LIBOR") plus an amount based on the financial condition of the Company. The Company was required to pay a fee for the unused portion of the commitment. Such payments in 2003, 2002 and 2001 were not significant. The amount used under this agreement was $78.0 million and $73.0 million at December 31, 2003 and 2002, respectively. The credit available under the revolving credit agreement provided management with the ability to refinance certain short-term obligations on a long-term basis in 2002. Since management had the ability and intent to do so, short-term obligations of $73.0 million have been recorded as long-term obligations and an additional $12.5 million of short-term debt obligations have been reclassified as long-term obligations as of December 31, 2002. The agreement would have expired on June 30, 2004. Accordingly, in February of 2004, the Company entered into a five year $150 million revolving credit facility (the "New Credit Facility") and terminated the facility that was scheduled to expire on June 30, 2004. The New Credit Facility contains substantially similar terms as the expiring facility.

The revolving credit and the senior unsecured debt agreements contain covenants, with which the Company is in compliance, that include certain financial tests, including minimum interest coverage, net worth and maximum borrowings.

At December 31, the Company's long-term obligations consisted of the following:

	2003	2002
Borrowing under revolving credit agreement 1.8%	$ —	$ 73,000
Notes payable 0.5% - 2.4%, due in monthly and annual installments through 2009	1,854	4,615
Senior unsecured debt 7.1%, due in installments through 2005	7,143	10,714
Senior unsecured notes 6.6%, due in equal annual installments through 2011	110,703	111,558
Mortgages payable 2.1% - 5.7%, due in monthly and annual installments through 2008	2,901	4,218
Capital lease obligations	10,434	10,279
	133,035	214,384
Reclass of short-term obligations	—	12,520
Current maturities of long-term obligations	(7,839)	(7,722)
Total long-term obligations	$ 125,196	$ 219,182

All of the mortgages are payable by foreign subsidiaries to foreign banks. Interest rates on such borrowings vary due to differing market conditions in the countries in which such debt has been incurred. Mortgages payable are secured by the properties or assets for which the debt was obtained. Based on the borrowing rates currently available to the Company for long-term obligations with similar terms and average maturities, the fair value of the Company's long-term obligations approximates its book value.

Aggregate long-term maturities, excluding capital lease obligations, due annually for the five years and thereafter beginning in 2004 are $5,441, $4,395, $359, $21,737 $21,637 and $69,031 thereafter.

NOTE 7 LEASE COMMITMENTS

The Company leases certain warehouse, plant, and office facilities as well as certain equipment under noncancelable operating and capital leases expiring at various dates through the year 2018. Most of the operating leases contain renewal options and certain equipment leases include options to purchase during or at the end of the lease term. The Company has an option on one building lease to purchase the building during or at the end of the term of the lease at approximately the amount expended by the lessor for the purchase of the building and improvements. If the Company does not exercise the purchase option by the end of the lease in 2006, the Company would be required to pay an amount not to exceed $9.5 million. Amortization expense related to capital leases is included in depreciation expense. Rent expense under operating leases (including taxes, insurance and maintenance when included in the rent) amounted to $15,839, $13,634 and $13,370 in 2003, 2002 and 2001, respectively.

Assets recorded under capital leases consist of:

	2003	2002
Buildings	**$ 23,228**	$ 19,782
Machinery and equipment	**12,627**	9,073
	35,855	28,855
Accumulated depreciation	**(19,300)**	(15,183)
	$ 16,555	$ 13,672

Future minimum payments, by year and in the aggregate, under the capital leases and noncancelable operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 2003:

	Capital Leases	Operating Leases
2004	$ 2,929	$ 8,488
2005	3,081	7,414
2006	1,584	14,672
2007	1,223	3,479
2008	1,106	2,018
Subsequent to 2008	2,156	3,841
Total minimum lease payments	12,079	$ 39,912
Amounts representing interest	(1,645)	
Present value of future minimum lease payments	10,434	
Less amount due in one year	(2,398)	
Total	$ 8,036	

NOTE 8 RETIREMENT AND DEFERRED COMPENSATION PLANS

The Company has various noncontributory retirement plans covering certain of its domestic and foreign employees. Benefits under the Company's retirement plans are based on participants' years of service and annual compensation as defined by each plan. Annual cash contributions to fund pension costs accrued under the Company's domestic plans are generally equal to the minimum funding amounts required by the Employee Retirement Income Security Act of 1974 (ERISA). Certain pension commitments under its foreign plans are also funded according to local requirements.

Following is information concerning the Company's domestic and foreign plans:

	Domestic Plans		Foreign Plans	
Change in benefit obligation:	**2003**	**2002**	**2003**	**2002**
Benefit obligation at beginning of year	**$ 29,802**	$ 23,606	**$ 18,979**	$ 14,485
Service cost	**2,808**	1,905	**789**	994
Interest cost	**1,827**	1,544	**1,037**	1,008
Actuarial loss/(gain)	**3,542**	3,516	**(457)**	223
Benefits paid	**(559)**	(769)	**(621)**	(489)
Foreign currency translation adjustment	**—**	—	**3,837**	2,758
Benefit obligation at end of year	**$ 37,420**	$ 29,802	**$ 23,564**	$ 18,979
Change in plan assets:				
Fair value of plan assets at beginning of year	**$ 18,714**	$ 21,868	**$ 3,854**	$ 2,615
Actual return on plan assets	**5,050**	(2,989)	**143**	(115)
Employer contribution	**8,915**	604	**1,921**	889
Benefits paid	**(559)**	(769)	**(621)**	(77)
Foreign currency translation adjustment	**—**	—	**923**	542
Fair value of plan assets at end of year	**$ 32,120**	$ 18,714	**$ 6,220**	$ 3,854
Funded status	**$ (5,300)**	$ (11,088)	**$ (17,344)**	$ (15,125)
Unrecognized net actuarial loss	**7,424**	7,328	**4,675**	4,567
Unrecognized prior service cost	**60**	83	**1,050**	981
Accrued benefit cost before minimum pension liability adjustment	**$ 2,184**	$ (3,677)	**$ (11,619)**	$ (9,577)
Additional minimum pension liability adjustment	**—**	(1,495)	**(3,294)**	(3,809)
Prepaid (accrued) benefit cost included in the balance sheet	**$ 2,184**	$ (5,172)	**$ (14,913)**	$ (13,386)
Amounts included in the balance sheet consist of:				
Prepaid (accrued) benefit cost	**$ 2,184**	$ (5,172)	**$ (14,913)**	$ (13,386)
Intangible asset	**—**	173	**443**	826
Accumulated other comprehensive loss (before tax effect)	**—**	1,322	**2,851**	2,983
Net prepaid (accrued) benefit cost included in the balance sheet	**$ 2,184**	$ (3,677)	**$ (11,619)**	$ (9,577)

Components of net periodic benefit cost:

	Domestic Plans		
	2003	**2002**	**2001**
Service cost	**$ 2,808**	$ 1,905	$ 1,727
Interest cost	**1,827**	1,544	1,386
Expected return on plan assets	**(1,663)**	(1,773)	(1,658)
Amortization of prior service cost	**22**	22	18
Amortization of net (gain) loss	**59**	1	—
Net periodic benefit cost	**$ 3,053**	$ 1,699	$ 1,473

	Foreign Plans		
	2003	2002	2001
Service cost	**$ 789**	$ 994	$ 406
Interest cost	**1,037**	1,008	673
Expected return on plan assets	**(266)**	(181)	(153)
Amortization of prior service cost	**107**	94	50
Amortization of net (gain) loss	**281**	320	34
Net periodic benefit cost	**$ 1,948**	$ 2,235	$ 1,010

The accumulated benefit obligation for the Company's domestic defined benefit pension plans was $29.9 million and $23.7 million at December 31, 2003 and 2002, respectively. The domestic pension plans did not have accumulated benefit obligations in excess of plan assets at December 31, 2003. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for domestic plans with accumulated benefit obligations in excess of plan assets at December 31, 2002 were $28.9 million, $23.0 million and $18.7 million, respectively.

The accumulated benefit obligation for the Company's foreign defined benefit pension plans was $20.2 million and $16.1 million at December 31, 2003 and 2002, respectively. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for foreign plans with accumulated benefit obligations in excess of plan assets at December 31, 2003 were $17.7 million, $16.2 million and $1.2 million, respectively. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for foreign plans with accumulated benefit obligations in excess of plan assets at December 31, 2002 were $14.9 million, $13.4 million and $0.6 million, respectively. Although the proceeds of certain insurance contracts related to the Company's foreign plans could be used to partially offset pension commitments, the values of these contracts are not included in the Company's plan asset totals shown above.

Assumptions:

	Domestic Plans		Foreign Plans	
	2003	2002	**2003**	2002
Weighted-average assumptions used to determine benefit obligations at December 31:				
Discount rate	**5.90%**	6.25%	**5.35%**	5.35%
Rate of compensation increase	**4.50%**	4.50%	**3.00%**	3.00%
Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31:				
Discount rate	**6.25%**	6.75%	**5.35%**	5.50%
Expected long-term return on plan assets	**7.50%**	8.25%	**6.50%**	6.50%
Rate of compensation increase	**4.50%**	4.75%	**3.00%**	3.00%

The Company develops the expected long-term rate of return assumptions based on historical experience and by evaluating input from the plans' asset managers, including the managers' review of asset class return expectations and benchmarks, economic indicators and long-term inflation assumptions.

The Company's domestic and foreign pension plan weighted-average asset allocations at December 31, 2003 and 2002 by asset category are as follows:

Plan Assets:

	Domestic Plan Assets at December 31,		Foreign Plan Assets at December 31,	
	2003	**2002**	**2003**	**2002**
Equity securities	**60%**	63%	**45%**	38%
Fixed income securities	**40%**	34%	**50%**	56%
Cash/real estate	**—**	3%	**5%**	6%
Total	**100%**	100%	**100%**	100%

The Company's investment strategy for its domestic and foreign pension plans is to maximize the long-term rate of return on plan assets within an acceptable level of risk. The investment policy strives to have assets sufficiently diversified so that adverse or unexpected results from one security type will not have an unduly detrimental impact on the entire portfolio and accordingly, establishes a target allocation for each asset category within the portfolio. The domestic plan asset allocation is reviewed on a quarterly basis and the foreign plan asset allocation is reviewed annually. Rebalancing occurs as needed to comply with the investment strategy. The domestic plan target allocation for 2004 is 60% equity securities and 40% fixed income securities. The foreign plan target allocation for 2004 is 42% equity securities, 52% fixed income securities and 6% real estate.

CONTRIBUTIONS

While annual cash contributions to fund pension costs accrued under the Company's domestic plans are generally equal to the minimum funding amounts required by ERISA, the Company decided to fully fund the accumulated benefit obligation as of December 31, 2003. In addition to the annual minimum funding requirement of $1.3 million, the Company funded an additional $7.6 million, which corresponds to a full funding limit after taking into consideration the current pension plan assumptions. The Company does not expect to contribute to its domestic defined benefit plans in 2004. Contributions to fund pension costs accrued under the Company's foreign plans are made in accordance with local laws. The Company expects to contribute approximately $1.6 million to its foreign defined benefit plans in 2004.

OTHER PLANS

The Company has a non-qualified supplemental pension plan for domestic employees which provides for pension amounts that would have been payable from the Company's principal pension plan if it were not for limitations imposed by income tax regulations. The liability for this plan was $1.0 million and $0.9 million at December 31, 2003 and 2002, respectively. This amount is included in the liability for domestic plans shown above.

The Company has a defined contribution 401(k) employee savings plan available to substantially all domestic employees. Company matching contributions are made in cash up to a maximum of 3% of the participating employee's salary subject to income tax regulations. For each of the years ended December 31, 2003, 2002 and 2001, total contributions made by the Company were approximately $1.4 million.

The Company also has unfunded retirement compensation arrangements with certain former employees. The cost of these retirement agreements was provided ratably over the employees' active employment. The Company has no additional domestic postretirement or postemployment benefit plans.

NOTE 9 DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

Effective January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and its related amendment SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." These standards require that all derivative financial instruments be recorded in the consolidated balance sheets at fair value as either assets or liabilities. Changes in the fair value of derivatives are recorded in each period in earnings or accumulated other comprehensive income, depending on whether a derivative is designated and effective as part of a hedge transaction.

In accordance with the transition provisions of SFAS No. 133, the Company recorded the following cumulative effect adjustment in earnings as of January 1, 2001:

Related to designated fair value hedging relationships:	
Fair value of interest rate swaps	$ 1,868
Offsetting changes in fair value of debt	(1,868)
Related to foreign currency forward exchange contracts:	
Fair value of foreign currency forward exchange contracts	(965)
Previously deferred gains and losses	1,027
Related to cross currency swap:	
Fair value of cross currency swap	1,436
Previously deferred gains and losses	(1,576)
Tax effect on above items	14
Total cumulative effect of adoption on net income for 2001	$ (64)

The Company maintains a foreign exchange risk management policy designed to establish a framework to protect the value of the Company's non-functional denominated transactions from adverse changes in exchange rates. Sales of the Company's products can be denominated in a currency different from the currency in which the related costs to produce the product are denominated. Changes in exchange rates on such inter-country sales impact the Company's results of operations. The Company's policy is not to engage in speculative foreign currency hedging activities, but to minimize its net foreign currency transaction exposure defined as firm commitments and transactions recorded and denominated in currencies other than the functional currency. The Company may use foreign currency forward exchange contracts, options and cross currency swaps to hedge these risks.

The Company maintains an interest rate risk management strategy to minimize significant, unanticipated earnings fluctuations that may arise from volatility in interest rates.

For derivative instruments designated as hedges, the Company formally documents the nature and relationships between the hedging instruments and the hedged items, as well as the risk management objectives, strategies for undertaking the various hedge transactions, and the method of assessing hedge effectiveness. Additionally, in order to designate any derivative instrument as a hedge of an anticipated transaction, the significant characteristics and expected terms of any anticipated transaction must be specifically identified, and it must be probable that the anticipated transaction will occur.

FAIR VALUE HEDGES

The Company has an interest rate swap to convert a portion of its fixed-rate debt into variable-rate debt. Under the interest rate swap contract, the Company exchanges, at specified intervals, the difference between fixed-rate and floating-rate amounts, which are calculated based on an agreed upon notional amount.

As of December 31, 2003, the Company has recorded the fair value of derivative instruments of $3.7 million in miscellaneous other assets with an offsetting adjustment to debt related to a fixed-to-variable interest rate swap agreement with a notional principal value of $25 million. No gain or loss was recorded in the income statement in 2003 since there was no hedge ineffectiveness.

In 2002, the Company canceled an interest rate swap agreement, which had a notional amount of $25 million. The cancellation of the interest rate swap agreement netted the company approximately $4.0 million. The net economic effect of canceling the swap agreement converted a variable interest rate on $25 million of debt to an effective fixed interest rate of 3.8%.

CASH FLOW HEDGES

The Company did not use any cash flow hedges in 2003.

HEDGE OF NET INVESTMENTS IN FOREIGN OPERATIONS

A significant number of the Company's operations are located outside of the United States. Because of this, movements in exchange rates may have a significant impact on the translation of the financial condition and results of operations of the Company's foreign entities. A weakening U.S. dollar relative to foreign currencies has an additive translation effect on the Company's financial condition and results of operations. Conversely, a strengthening U.S. dollar has a dilutive effect. The Company in some cases maintains debt in these subsidiaries to offset the net asset exposure. The Company does not otherwise actively manage this risk using derivative financial instruments. In the event the Company plans on a full or partial liquidation of any of its foreign subsidiaries where the Company's net investment is likely to be monetized, the Company will consider hedging the currency exposure associated with such a transaction.

OTHER

As of December 31, 2003, the Company has recorded the fair value of foreign currency forward exchange contracts of $50 thousand in accounts payable and accrued liabilities and $1.8 million in prepayments and other in the balance sheet. All forward exchange contracts outstanding as of December 31, 2003 had an aggregate contract amount of $34.5 million.

NOTE 10 CONTINGENCIES

The Company, in the normal course of business, is subject to a number of lawsuits and claims both actual and potential in nature. Management believes the resolution of these claims and lawsuits will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

NOTE 11 PREFERRED STOCK PURCHASE RIGHTS

The Company has a preferred stock purchase rights plan (the "Rights Plan") and each share of common stock has one preferred share purchase right (a "Right"). Under the terms of the Rights Plan, if a person or group acquires 15% or more of the outstanding common stock, each Right will entitle its holder (other than such person or members of such group) to purchase, at the Right's then current exercise price, a number of shares of the Company's common stock having a market value of twice such price. In addition, under certain circumstances if the Company is acquired in a merger or other business combination transaction, each Right will entitle its holder to purchase, at the Right's then current exercise price, a number of the acquiring company's common shares having a market value of twice such price.

Each Right entitles the holder under certain circumstances to buy one one-thousandth of a share of Series B junior participating preferred stock, par value $.01 per share, at an exercise price of $150. Each share of Series B junior participating preferred stock will entitle its holder to 1,000 votes and will have a minimum preferential quarterly dividend payment equal to the greater of $1 per share or 1,000 times the amount paid to holders of common stock. Currently, 99,000 shares of Series B junior participating preferred stock have been reserved. The Rights will expire on April 7, 2013, unless previously exercised or redeemed at the option of the Board of Directors for $ .01 per Right.

NOTE 12 STOCK REPURCHASE PROGRAM

The Board of Directors authorized the repurchase of a maximum of three million shares of the Company's outstanding common stock. The timing of and total amount expended for the share repurchase program depends upon market conditions. The cumulative total number of shares repurchased at December 31, 2003 was 1.4 million shares for an aggregate amount of $38,291.

NOTE 13 STOCK BASED COMPENSATION

At December 31, 2003, the Company has fixed stock-based compensation plans. The weighted-average fair value of stock options granted under the Stock Awards Plans was $11.04, $11.45 and $11.82 per share in 2003, 2002 and 2001, respectively. These values were estimated on the respective dates of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2003	**2002**	**2001**
Stock Awards Plans:			
Dividend Yield	**.7%**	.7%	.7%
Expected Stock Price Volatility	**29.9%**	28.8%	33.0%
Risk-free Interest Rate	**3.7%**	4.9%	5.2%
Expected Life of Option (years)	**7.0**	7.0	7.0

The fair value of stock options granted under the Director Stock Option Plans in 2003 and 2001 was $12.14 and $14.32 per share, respectively. There was no activity in the Director Stock Option Plans in 2002. These values were estimated on the respective dates of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2003	2002	2001
Director Stock Option Plans:			
Dividend Yield	**.8%**	—	.8%
Expected Stock Price Volatility	**29.4%**	—	32.4%
Risk-free Interest Rate	**3.4%**	—	5.4%
Expected Life of Option (years)	**7.0**	—	7.0

Under the Stock Awards Plans, the Company may grant stock options, stock appreciation rights, restricted stock and other stock awards to employees. The combined maximum number of shares, authorized under these plans, is 6 million. Options granted under these plans become exercisable annually over a three year period and expire ten years after the grant date. Director Stock Option Plans provide for the award of stock options to non-employee Directors who have not previously been awarded options. The combined maximum number of shares authorized under these plans is 240 thousand. Options granted under these plans become exercisable over a three year period and expire ten years after the grant date.

A summary of the status of the Company's stock option plans as of December 31, 2003, 2002 and 2001, and changes during the years ended on those dates is presented below:

	Stock Awards Plans		Director Stock Option Plans	
	Shares	Option Price Per Share	Shares	Option Price Per Share
Outstanding, January 1, 2001	2,975,360	$9.19 - $28.25	82,000	$9.19 - $32.38
Granted	534,100	$28.06 - $33.27	48,000	$34.40
Exercised	(381,108)	$9.19 - $27.19	(30,000)	$9.19 - $20.88
Canceled	(29,255)	$9.19 - $28.06	—	
Outstanding, December 31, 2001	3,099,097	$9.19 - $33.27	100,000	$9.19 - $34.40
Granted	578,600	$27.52 - $29.91	—	
Exercised	(193,454)	$9.19 - $28.06	—	
Canceled	(10,799)	$22.75 - $29.91	—	
Outstanding, December 31, 2002	3,473,444	$9.19 - $33.27	100,000	$9.19 - $34.40
Granted	597,550	$30.25 - $37.63	4,000	$35.02
Exercised	(445,366)	$9.19 - $30.25	(20,000)	$9.19 - $27.38
Canceled	(34,928)	$9.19 - $30.25	—	
Outstanding, December 31, 2003	**3,590,700**	**$10.31 - $37.63**	**84,000**	**$9.19 - $35.02**
Options Exercisable:				
December 31, 2001	2,053,301		64,000	
December 31, 2002	2,378,449		76,000	
December 31, 2003	**2,467,575**		**70,000**	
Available For Future Grants:				
December 31, 2001	1,917,412		32,000	
December 31, 2002	1,340,309		32,000	
December 31, 2003	**747,411**		**28,000**	

The following table summarizes information about stock options outstanding at December 31, 2003:

	Options Outstanding			Options Exercisable	
Year Granted	**Shares Outstanding at Year-End**	**Weighted-Average Remaining Life**	**Weighted-Average Exercise Price**	**Shares Exercisable at Year-end**	**Weighted-Average Exercise Price**
Stock Awards Plans:					
1994	6,930	.1	10.31	6,930	10.31
1995	177,464	1.1	13.87	177,464	13.87
1996	204,668	2.1	18.00	204,668	18.00
1997	244,936	3.1	16.86	244,936	16.85
1998	404,300	4.1	24.91	404,300	24.91
1999	462,717	5.1	27.12	462,717	27.12
2000	460,235	6.1	22.76	460,235	22.76
2001	486,698	7.1	28.07	322,511	28.07
2002	551,702	8.1	29.91	183,814	29.91
2003	**591,050**	**9.1**	**30.30**	—	—
	3,590,700	**6.0**	**$ 25.49**	**2,467,575**	**$ 23.50**
Director Stock Option Plans:					
1997	22,000	3.4	20.88	22,000	20.88
1998	6,000	4.4	32.38	6,000	32.38
1999	4,000	5.4	29.50	4,000	29.50
2001	48,000	7.4	34.40	36,000	34.40
2003	**4,000**	**9.4**	**35.02**	**2,000**	**35.02**
	84,000	**6.1**	**$ 30.51**	**70,000**	**$ 30.51**

Restricted stock awards totaling 30,276 shares at a fair market value of $26.81 per share in 2003, 11,377 shares at a fair market value of $33.00 per share in 2002 and 13,278 shares at a fair market value of $22.88 per share in 2001 were issued under the Stock Awards Plans. Compensation expense for the vesting of these restricted stock awards was $500, $397 and $337 for the years 2003, 2002 and 2001, respectively. These shares vest equally over three years and do not have voting or dividend rights prior to vesting. Amounts available for future stock option grants under the Stock Awards Plans have been reduced by restricted stock awards.

NOTE 14 STRATEGIC INITIATIVE CHARGES

As of December 31, 2002, the Company essentially completed a project (''Strategic Initiative'') started in 2001 that was targeted to improve the efficiency of operations that produced pumps for its mass-market fragrance/cosmetic and personal care customers. In addition to improving efficiency and reducing costs, another objective of the Strategic Initiative was to improve customer service through reduced lead times and the ability to customize finished products on a local basis. As part of the Strategic Initiative, the Company closed one molding operation in the U.S. and consolidated the molding and assembly of the base cartridge (standard internal components common to modular pumps) into one of the Company's facilities in Italy. The Company also closed several of its sales offices in certain foreign countries. In addition, the Company rationalized its mass-market pump product lines for these two markets by discontinuing production of non-modular pumps and increasing capacity for its modular pumps.

There were no charges related to the Strategic Initiative in 2003 and total charges before taxes related to the Strategic Initiative were approximately $1.7 million or $.03 per diluted share in 2002 and $9.6 million or $.16 per diluted share in 2001. The charges consisted primarily of costs related to the closing of the molding operation and sales offices and the discontinuance of its non-modular pumps (including asset impairment write-downs, accelerated depreciation associated with revised useful lives and utility abatement reimbursements) as well as employee severance and related benefit costs. Of the $11.3 million in total charges, approximately $2.0 million was included in the Company's depreciation and amortization expense, $.5 million was included in the Company's cost of sales and $8.8 million was shown on a separate line of the income statement. Of the $11.3 million in total charges, approximately $3.8 million of the charges was cash outlays while the remaining $7.5 million represented non-cash charges (asset impairment write-downs and accelerated depreciation associated with revised useful lives).

Details of the pre-tax charges and changes in the reserves for 2003 and 2002 are shown in the following table:

In thousands

	Beginning Reserve at 1/1/03	Charges for the Year Ended 12/31/03	Cash Paid	Charged Against Assets	Ending Reserve at 12/31/03
Employee Severance	$ 490	$ —	$ (490)	$ —	$ —
Other Costs	280	—	(224)	—	56
Total Strategic Initiative Related Costs	$ 770	$ —	$ (714)	$ —	$ 56

	Beginning Reserve at 1/1/02	Charges for the Year Ended 12/31/02	Cash Paid	Charged Against Assets	Ending Reserve at 12/31/02
Employee Severance	$ 469	$ 1,330	$(1,309)	$ —	$ 490
Other Costs	1,056	(92)	(684)	—	280
Subtotal	1,525	1,238	(1,993)	—	770
Accelerated Depreciation	—	140	—	(140)	—
Training Costs	—	305	(305)	—	—
Total Strategic Initiative Related Costs	$ 1,525	$ 1,683	$(2,298)	$ (140)	$ 770

The remaining $56 thousand accrual is expected to be paid out during the first quarter of 2004.

As part of the Strategic Initiative, certain long-lived assets have been taken out of service prior to the end of their normal service period due to the plant shut down and rationalization of the product lines. Accordingly, the Company changed the estimated useful lives of such assets, resulting in an acceleration of depreciation ("Accelerated Depreciation"), of which $140 thousand was recognized in 2002 and $1.9 million was recognized in 2001. No charges were recorded in 2003.

The Strategic Initiative resulted in personnel reductions worldwide of approximately 190 people, of which approximately 160 people relate to the U.S. (approximately 10% of all the Company's U.S. employees) and 30 people relate to personnel reductions outside of the U.S. The majority of these personnel reductions were manufacturing related with a small reduction in administrative staff. Involuntary employee severance costs were based upon a formula including salary levels and years of service. Approximately $.8 million has been accrued and is included in the Strategic Initiative charges shown in the income statement in 2001 and an additional $1.3 million has been accrued and is included in the Strategic Initiative charges shown in the income statement in 2002 due to additional personnel reductions. Offsetting these personnel reductions was an increase in personnel of approximately 70 people in Italy to support the centralization of the base cartridge production and assembly. As of December 31, 2003, essentially all of the 190 people were terminated resulting in a cash payment of $2.1 million.

In addition to the involuntary severance costs described above, a retention or stay bonus was paid to employees who remained with the Company during the phase-out period. This stay bonus, which was approximately $.6 million, was also based upon salary levels and years of service. Approximately $.5 million of the stay bonus was accrued in 2001 and an additional $.1 million was accrued in 2002, of which approximately $.2 million was paid in 2001 and $.2 million was paid in 2002.

Other costs in the preceding table include costs related to the stay bonus, a reimbursement of a utility rebate due to the closing of a molding operation and costs to refurbish the leased molding facility that was vacated. The amount recorded in 2002 for other costs is negative due to the reversal of accruals no longer needed.

Approximately $.2 million and $.3 million of training costs were incurred in Italy in 2001 and 2002 to train the new workers who were hired to support the centralization of the base cartridge production and assembly. These training costs are included in cost of sales in the Consolidated Statements of Income. There were no additional training costs incurred in 2003 related to the centralization of the base cartridge production and assembly.

NOTE 15 EARNINGS PER SHARE

The reconciliation of basic and diluted earnings per share for the years ended December 31, 2003, 2002 and 2001 are as follows:

	Income (Numerator)	Shares (Denominator)	Per Share Amount
For the Year Ended December 31, 2003			
Basic EPS			
Income available to common stockholders	**$ 79,679**	**36,119**	**$ 2.21**
Effect of Dilutive Securities			
Stock options		**748**	
Restricted stock	**—**	**34**	
Diluted EPS			
Income available to common stockholders	**$ 79,679**	**36,901**	**$ 2.16**
For the Year Ended December 31, 2002			
Basic EPS			
Income available to common stockholders	$ 66,647	35,918	$ 1.86
Effect of Dilutive Securities			
Stock options		687	
Restricted stock	—	18	
Diluted EPS			
Income available to common stockholders	$ 66,647	36,623	$ 1.82
For the Year Ended December 31, 2001			
Basic EPS			
Income available to common stockholders	$ 58,844	35,805	$ 1.64
Effect of Dilutive Securities			
Stock options		707	
Restricted stock	—	17	
Diluted EPS			
Income available to common stockholders	$ 58,844	36,529	$ 1.61

The per share impact of the cumulative effect of a change in accounting principle recognized in 2001, represented less than $0.01 per share.

NOTE 16 – SEGMENT INFORMATION

The Company operates in the packaging components industry, which includes the development, manufacture and sale of consumer product dispensing systems. The Company is organized primarily based upon individual business units, which resulted from historic acquisitions or internally created business units. All of the business units sell primarily dispensing systems. These business units all require similar production processes, sell to similar classes of customers and markets, use the same methods to distribute products and operate in similar regulatory environments. Based on the current economic characteristics of the Company's business units, the Company has identified two reportable segments: Dispensing Systems and SeaquistPerfect.

The Dispensing Systems segment is an aggregate of four of the Company's five business units. The Dispensing Systems segment sells primarily non-aerosol spray and lotion pumps, plastic dispensing and non-dispensing closures, and metered dose aerosol valves. These three products are sold to all of the markets served by the Company including the fragrance/cosmetic, pharmaceutical, personal care, household and food/beverage markets.

SeaquistPerfect represents the Company's fifth business unit and sells primarily aerosol valves and accessories and certain non-aerosol spray and lotion pumps. These products are sold primarily to the personal care, household and food/beverage markets.

The accounting policies of the segments are the same as those described in Note 1, Summary of Significant Accounting Policies. The Company evaluates performance of its business units and allocates resources based upon earnings before interest expense in excess of interest income, corporate expenses and income taxes (collectively referred to as "EBIT") excluding unusual items. The Company accounts for intersegment sales and transfers as if the sales or transfers were to third parties.

Financial information regarding the Company's reportable segments is shown below:

Years Ended December 31,	Dispensing Systems	SeaquistPerfect	Corporate and Other	Totals
Total Revenue:				
2003	**$ 928,887**	**$ 193,813**	**$ —**	**$ 1,122,700**
2002	766,768	170,320		937,088
2001	747,659	154,159		901,818
Less: Intersegment Sales:				
2003	**$ 2,522**	**$ 5,489**	**$ —**	**$ 8,011**
2002	2,640	7,757		10,397
2001	1,203	8,629		9,832
Net Sales:				
2003	**$ 926,365**	**$ 188,324**	**$ —**	**$ 1,114,689**
2002	764,128	162,563		926,691
2001	746,456	145,530		891,986
EBIT:				
2003	**$ 125,911**	**$ 15,482**	**$ (15,972)**	**$ 125,421**
2002	114,517	11,070	(12,766)	112,821
2001	119,761	5,843	(13,889)	111,715
Total Assets:				
2003	**$ 961,661**	**$ 149,051**	**$ 153,631**	**$ 1,264,343**
2002	829,628	130,126	87,917	1,047,671
2001	750,527	118,881	53,274	922,682
Depreciation and Amortization:				
2003	**$ 69,919**	**$ 15,177**	**$ 755**	**$ 85,851**
2002	57,083	14,133	786	72,002
2001	57,685	13,229	813	71,727
Capital Expenditures:				
2003	**$ 60,289**	**$ 15,384**	**$ 1,596**	**$ 77,269**
2002	75,997	13,498	283	89,778
2001	77,228	14,628	365	92,221

Reconciliation of segment EBIT, depreciation and amortization, and total assets to consolidated totals is as follows:

	2003	2002	2001
Income Before Income Taxes:			
Total EBIT for reportable segments	**$ 125,421**	$ 112,821	$ 111,715
Acquired R&D expense(1)	**(1,250)**		
Strategic Initiative related costs(1)	**—**	(1,683)	(9,610)
Patent dispute settlement(1)	**—**	(4,168)	—
Interest expense, net	**(6,901)**	(8,612)	(13,750)
Income before income taxes	**$ 117,270**	$ 98,358	$ 88,355
Depreciation and Amortization:			
Total depreciation and amortization for reportable segments	**$ 85,851**	$ 72,002	$ 71,727
Strategic Initiative related costs(1)	**—**	139	1,857
Consolidated Total	**$ 85,851**	$ 72,141	$ 73,584
Total Assets:			
Total assets for reportable segments	**$ 1,264,343**	$ 1,047,671	$ 922,682
Asset write-off as part of Strategic Initiative(1)	**—**	—	(7,355)
Consolidated Total	**$ 1,264,343**	$ 1,047,671	$ 915,327

(1) Acquired R&D costs, Strategic Initiative related costs and patent dispute settlement are associated with the Dispensing Systems segment. Management evaluates the segment profitability excluding these costs and therefore these costs are shown as reconciling items to the consolidated totals.

GEOGRAPHIC INFORMATION

The following are net sales and long-lived asset information by geographic area and product information for the years ended December 31, 2003, 2002 and 2001:

	2003	2002	2001
Net Sales to Unaffiliated Customers(1):			
United States	**$ 345,624**	$ 336,635	$ 334,509
Europe:			
France	**276,755**	216,695	209,588
Germany	**189,094**	126,960	119,476
Italy	**109,776**	91,533	82,424
Other Europe	**97,449**	78,068	70,387
Total Europe	**673,074**	513,256	481,875
Other Foreign Countries	**95,991**	76,800	75,602
Total	**$ 1,114,689**	$ 926,691	$ 891,986

	2003	2002	2001
Long-Lived Assets:			
United States	**$ 221,465**	$ 221,978	$ 220,024
Europe:			
France	**145,791**	131,542	111,780
Germany	**138,886**	118,076	97,359
Italy	**77,866**	71,914	58,941
Other Europe	**49,728**	29,536	22,467
Total Europe	**412,271**	351,068	290,547
Other Foreign Countries	**28,036**	23,129	24,980
Total	**$ 661,772**	$ 596,175	$ 535,551

(1) Sales are attributed to countries based upon where the sales invoice to unaffiliated customers is generated.

	2003	2002	2001
Product Net Sales Information:			
Pumps	**$ 645,596**	$ 552,243	$ 550,601
Closures	**251,627**	204,308	193,065
Valves	**158,340**	143,042	128,056
Other	**59,126**	27,098	20,264
Total	**$ 1,114,689**	$ 926,691	$ 891,986

No single customer represents 10% or more of either of the Company's reportable segment's net sales.

NOTE 17 – PATENT DISPUTE SETTLEMENT

In May 2002, the Company announced an agreement settling an outstanding patent dispute to avoid the time and expense of a trial. As part of the settlement, the parties entered into a cross-license agreement. As a result of the settlement, the Company recorded a pre-tax charge of $4.2 million ($2.7 million after-tax) in the first quarter of 2002.

NOTE 18 – ACQUIRED RESEARCH AND DEVELOPMENT CHARGE

In the third quarter of 2003, the Company acquired intellectual property (patents, licenses and know how) and equipment relating to certain dry powder technology dispensing systems for the pharmaceutical market. Approximately $1.3 million ($.8 million after-tax) of acquired intellectual property was expensed in the quarter because it was for a particular research and development project while the equipment purchased was capitalized and included in fixed assets.

NOTE 19 QUARTERLY DATA (UNAUDITED)

Quarterly results of operations and per share information for the years ended December 31, 2003 and 2002 are as follows:

	Quarter				
	First	**Second**	**Third**	**Fourth**	**Total for Year**
Year Ended December 31, 2003:					
Net sales	**$ 265,149**	**$ 288,087**	**$ 281,310**	**$ 280,143**	**$ 1,114,689**
Gross profit(1)	**72,265**	**78,758**	**74,599**	**73,241**	**298,863**
Net income(2)	**19,206**	**21,349**	**19,107**	**20,017**	**79,679**
Per Common Share – 2003:					
Net income					
Basic(2)	**$ .53**	**$ .59**	**$ .53**	**$ .55**	**$ 2.21**
Diluted(2)	**.53**	**.58**	**.51**	**.54**	**2.16**
Dividends declared	**.06**	**.06**	**.07**	**.07**	**.26**
Stock price high(3)	**33.02**	**36.50**	**39.70**	**39.80**	**39.80**
Stock price low(3)	**26.51**	**30.65**	**35.15**	**34.50**	**26.51**
Average number of shares outstanding:					
Basic	**35,937**	**36,031**	**36,207**	**36,298**	**36,119**
Diluted	**36,504**	**36,856**	**37,159**	**37,210**	**36,901**
Year Ended December 31, 2002:					
Net sales	$ 218,707	$ 233,154	$ 239,764	$ 235,066	$ 926,691
Gross profit(1)	61,767	68,188	66,818	65,662	262,435
Net income(4)	13,275	17,539	17,778	18,055	66,647
Per Common Share – 2002:					
Net income					
Basic(4)	$ .37	$ .49	$ .49	$ .50	$ 1.86
Diluted(4)	.36	.48	.49	.50	1.82
Dividends paid	.06	.06	.06	.06	.24
Stock price high(3)	35.42	38.74	32.60	33.01	38.74
Stock price low(3)	29.75	30.75	26.30	24.84	24.84
Average number of shares outstanding:					
Basic	35,863	35,940	35,952	35,918	35,918
Diluted	36,679	36,893	36,531	36,419	36,623

(1) Gross profit is defined as net sales less cost of sales and depreciation.
(2) The third quarter of 2003 includes an after-tax acquired research and development charge of $837, or $0.02 per basic and diluted share.
(3) The stock price high and low amounts were computed using the intra-day New York Stock Exchange composite price history.
(4) The first quarter of 2002 includes after-tax Strategic Initiative costs of $61 and an after-tax Patent Dispute Settlement of $2,737 for a total of $0.08 per basic and diluted share. The second quarter of 2002 includes after-tax Strategic Initiative costs of $815, or $0.02 per basic and diluted share. The after-tax Strategic Initiative costs in the third and fourth quarters were $22 and $153, respectively, which had an immaterial impact on basic and diluted earnings per share.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of AptarGroup, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in equity present fairly, in all material respects, the financial position of AptarGroup, Inc. and its subsidiaries at December 31, 2003 and 2002 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of AptarGroup, Inc.'s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 3 to the consolidated financial statements, effective January 1, 2003, AptarGroup, Inc. adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP

Chicago, Illinois
February 10, 2004

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

Under the supervision and with the participation of management, the chief executive officer and chief financial officer of the Company have evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2003, and, based on their evaluation, the chief executive officer and chief financial officer have concluded that these controls and procedures are effective. Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures are also designed to ensure that information is accumulated and communicated to management, including the chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

INTERNAL CONTROL OVER FINANCIAL REPORTING

There has been no change in the Company's internal control over financial reporting that occurred during the Company's fiscal quarter ended December 31, 2003 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

PART III

Certain information required to be furnished in this part of the Form 10-K has been omitted because the Company will file with the Securities and Exchange Commission a definitive proxy statement pursuant to Regulation 14A under the Securities Exchange Act of 1934 not later than April 29, 2004.

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Information with respect to directors may be found under the caption "Election of Directors" in the Company's Proxy Statement for the Annual Meeting of Stockholders to be held on May 5, 2004 and is incorporated herein by reference.

Information with respect to executive officers may be found under the caption "Executive Officers" in Part I of this report (which is incorporated herein by reference).

Information with respect to audit committee financial experts may be found under the caption "Audit Committee Report" in the Company's Proxy Statement for the Annual Meeting of Stockholders to be held on May 5, 2004 and is incorporated herein by reference.

Information with respect to the Company's Code of Business Conduct and Ethics may be found under the caption "Corporate Governance" in the Company's Proxy Statement for the Annual Meeting of Stockholders to be held on May 5, 2004 and is incorporated herein by reference.

The information set forth under the heading "Section 16(a) Beneficial Ownership Reporting Compliance" in the Registrant's Proxy Statement for the Annual Meeting of Stockholders to be held on May 5, 2004 is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information set forth under the headings "Board Compensation" and "Executive Compensation" (other than "Compensation Committee Report on Executive Compensation" and "Performance Graph") in the Company Proxy Statement for the Annual Meeting of Stockholders to be held on May 5, 2004 is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information set forth under the heading "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" in the Company Proxy Statement for the Annual Meeting of Stockholders to be held on May 5, 2004, is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information set forth under the heading "Certain Transactions" in the Company Proxy Statement for the Annual Meeting of Stockholders to be held on May 5, 2004 is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information with respect to principal accountant fees and services may be found under the caption "Independent Auditor Fees" in the Company's Proxy Statement for the Annual Meeting of Stockholders to be held on May 5, 2004. Such information is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a) The following documents are filed as a part of this report:

	Description	
(1)	*All Financial Statements*	
	The financial statements are set forth under Item 8 of this report on Form 10-K	
	Consolidated Statements of Income	25
	Consolidated Balance Sheets	26
	Consolidated Statements of Cash Flows	28
	Consolidated Statements of Changes in Equity	29
	Notes to Consolidated Financial Statements	30
	Report of Independent Auditors	51
(2)	*Schedule required by Article 12 of Regulation S-X*	
	Report of Independent Auditors on Financial Statement Schedule	55
	II - Valuation and Qualifying Accounts	56

All other schedules have been omitted because they are not applicable or not required.

(3) *Exhibits required by Item 601 of Regulation S-K are incorporated by reference to the Exhibit Index on pages 57-58 of this report.*

(b) Reports on Form 8-K during the quarter ended December 31, 2003:

On October 16, 2003 the Company furnished a report on Form 8-K, pursuant to Item 12 of Form 8-K, disclosing the press release of AptarGroup, Inc. dated October 16, 2003. *

* This report on Form 8-K has been furnished to the SEC and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized in the City of Crystal Lake, State of Illinois on this 3rd day of March 2004.

APTARGROUP, INC.
(Registrant)

By /s/ STEPHEN J. HAGGE
Stephen J. Hagge
Executive Vice President,
Chief Financial Officer and Secretary

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant in the capacities and on the date indicated.

Signature	Title	Date
/s/ KING HARRIS King Harris	Chairman of the Board and Director	March 3, 2004
/s/ CARL A. SIEBEL Carl A. Siebel	President and Chief Executive Officer and Director (Principal Executive Officer)	March 3, 2004
/s/ PETER PFEIFFER Peter Pfeiffer	Vice Chairman of the Board and Director	March 3, 2004
/s/ STEPHEN J. HAGGE Stephen J. Hagge	Executive Vice President, Chief Financial Officer, Secretary and Director (Principal Accounting and Financial Officer)	March 3, 2004
/s/ ALAIN CHEVASSUS Alain Chevassus	Director	March 3, 2004
/s/ RODNEY L. GOLDSTEIN Rodney L. Goldstein	Director	March 3, 2004
/s/ RALPH GRUSKA Ralph Gruska	Director	March 3, 2004
/s/ LEO A. GUTHART Leo A. Guthart	Director	March 3, 2004
/s/ PROF. DR. ROBERT W. HACKER Prof. Dr. Robert W. Hacker	Director	March 3, 2004
/s/ DR. JOANNE C. SMITH Dr. Joanne C. Smith	Director	March 3, 2004

REPORT OF INDEPENDENT AUDITORS ON FINANCIAL STATEMENT SCHEDULE

To the Board of Directors and Stockholders of AptarGroup, Inc.:

Our audits of the consolidated financial statements referred to in our report dated February 10, 2004, appearing on page 54 of this report on Form 10-K of AptarGroup, Inc. also included an audit of the Financial Statement Schedule listed in Item 15(a) (2) of this Form 10-K. In our opinion, this Financial Statement Schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP

Chicago, Illinois
February 10, 2004

AptarGroup, Inc.

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

For the years ended December 31, 2003, 2002 and 2001

Dollars in Thousands

	Balance at Beginning of Period	Charged to Costs and Expenses	Additions to/ (Deductions) from Reserve(a)	Balance at End of Period
2003				
Allowance for doubtful accounts	$ 8,233	$ 1,772	$ (472)	$ 9,533
Inventory obsolescence reserve	14,842	704	1,576	17,122
2002				
Allowance for doubtful accounts	$ 7,366	$ 2,453	$ (1,586)	$ 8,233
Inventory obsolescence reserve	10,594	4,557	(309)	14,842
2001				
Allowance for doubtful accounts	$ 6,927	$ 1,879	$ (1,440)	$ 7,366
Inventory obsolescence reserve	8,840	4,198	(2,444)	10,594

(a) Write-off of accounts considered uncollectible, net of recoveries and foreign currency translation adjustments.

INDEX TO EXHIBITS

Exhibit Number	Description
3(i)	Amended and Restated Certificate of Incorporation of the Company, filed as Exhibit 3 (i) to the Company's quarterly report on Form 10-Q for the quarter ended June 30, 1999 (File No. 1-11846), is hereby incorporated by reference.
3(ii)	Amended and Restated By-Laws of the Company, filed as Exhibit 3(ii) to the Company's Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 1-11846), is hereby incorporated by reference.
4.1	Rights Agreement dated as of April 7, 2003 between the Company and National City Bank, as rights agent, which includes the Form of Rights Certificate as Exhibit B, filed as Exhibit 1 to the Company's Registration Statement on Form 8-A filed on April 7, 2003 (File No. 1-11846), is hereby incorporated by reference.
4.2	Certificate of Designation of the Series B Junior Participating Preferred Stock of the Company, dated April 7, 2003, filed as Exhibit 2 to the Company's Registration Statement on Form 8-A filed on April 7, 2003 (File No. 1-11846), is hereby incorporated by reference.
	The Company hereby agrees to provide the Commission, upon request, copies of instruments defining the rights of holders of long-term debt of the Registrant and its subsidiaries as are specified by item 601(b)(4)(iii)(A) of Regulation S-K.
4.3	Note Purchase Agreement dated as of May 15, 1999 relating to $107 million senior unsecured notes, series 1999-A, filed as Exhibit 4.1 to the Company's quarterly report on Form 10-Q for the quarter ended June 30, 1999 (File No. 1-11846), is hereby incorporated by reference.
4.4*	Multicurrency Credit Agreement dated as of February 27, 2004 among AptarGroup, Inc., and AptarGroup Holding SAS, the lenders party thereto, Societe General, New York Branch as Syndication Agent, The Bank of Tokyo-Mitsubishi, Ltd., Keybank, National Association, and LaSalle Bank National Association as Co-Documentation Agents, and Bank of America, N.A. as Administrative Agent.
10.1	AptarGroup, Inc. 1992 Stock Awards Plan, filed as Exhibit 10.1 (included as Appendix B to the Prospectus) to the Company's Registration Statement on Form S-1, Registration Number 33-58132, filed on February 10, 1993 (the "Form S-1"), is hereby incorporated by reference.**
10.2	AptarGroup, Inc. 1992 Director Stock Option Plan, filed as Exhibit 10.2 (included as Appendix C to the Prospectus) to the Form S-1, is hereby incorporated by reference.**
10.3	Managing Director Employment Agreement dated January 2, 1981 of Mr. Peter Pfeiffer, filed as Exhibit 10.4 to the Form S-1, is hereby incorporated by reference.**
10.4	Service Agreement dated April 30, 1981, of Carl A. Siebel, and related pension plan, filed as Exhibit 10.5 to the Form S-1, is hereby incorporated by reference.**
10.5	Service Agreement dated April 22, 1993, between AptarGroup, Inc. and Peter Pfeiffer, and related pension plan, filed as Exhibit 10.6 to the 1993 10-K, is hereby incorporated by reference.**
10.6	First supplement dated 1989 pertaining to the pension plan between Perfect-Valois Ventil GmbH and Carl A. Siebel, filed as Exhibit 10.7 to the 1993 10-K, is hereby incorporated by reference.**
10.7	Pittway Guarantee dated February 2, 1990, pertaining to the pension plan between Perfect-Valois Ventil GmbH and Carl A. Siebel, filed as Exhibit 10.8 to the 1993 10-K, is hereby incorporated by reference.**
10.8	Assignment, Assumption and Release as of April 22, 1993, among Pittway Corporation, AptarGroup, Inc., and Carl A. Siebel, filed as Exhibit 10.10 to the 1993 10-K, is hereby incorporated by reference.**
10.9	Second supplement dated December 19, 1994 pertaining to the pension plan between Perfect-Valois Ventil GmbH and Carl A. Siebel, filed as Exhibit 10.11 of the Company's Annual Report on Form 10-K for the year ended December 31, 1994 (File No. 1-11846), is hereby incorporated by reference.**
10.10*	Employment Agreement dated December 1, 2003 of Stephen J. Hagge.**
10.11	AptarGroup, Inc. 1996 Stock Awards Plan, filed as Appendix A to the Company's Proxy Statement, dated April 10, 1996 (File No. 1-11846), is hereby incorporated by reference.**
10.12	AptarGroup, Inc. 1996 Director Stock Option Plan, filed as Appendix B to the Company's Proxy Statement, dated April 10, 1996 (File No. 1-11846), is hereby incorporated by reference.**
10.13	Employment Agreement dated February 17, 1999 of Emil Meshberg, filed as Exhibit 10.20 to the Company's Annual Report on Form 10-K for the year ended December 31, 1999 (File No. 1-11846), is hereby incorporated by reference.**

Exhibit Number	Description
10.14	Amendment dated February 17, 2002, to Employment Agreement dated February 17, 1999 of Emil Meshberg, filed as Exhibit 10.17 to the Company's Annual Report or Form 10-K for the year ended December 31, 2001 (File No. 1-11846), is hereby incorporated by reference.**
10.15	Amendment No. 1 to Service Agreement dated January 1, 2000 of Carl A. Siebel, filed as Exhibit 10.21 of the Company's Annual Report on Form 10-K for the year ended December 31, 1999 (File No. 1-11846), is hereby incorporated by reference.**
10.16	AptarGroup, Inc. 2000 Stock Awards Plan, filed as Appendix A to the Company's Proxy Statement, dated April 6, 2000 (File No. 1-11846), is hereby incorporated by reference.**
10.17	AptarGroup, Inc. 2000 Director Stock Option Plan, filed as Appendix B to the Company's Proxy Statement, dated April 6, 2000 (File No. 1-11846), is hereby incorporated by reference.**
10.18	Indemnification Agreement dated January 1, 1996 of King Harris, filed as Exhibit 10.25 to the Company's quarterly report on Form 10-Q for the quarter ended March 31, 2001 (File No. 1-11846), is hereby incorporated by reference.**
10.19	Supplement to the pension scheme agreement dated October 16, 2001 pertaining to the pension plan between AptarGroup, Inc. and Peter Pfeiffer, filed as Exhibit 10.27 to the Company's quarterly report on Form 10-Q for the quarter ended September 30, 2001 (File No. 1-11846), is hereby incorporated by reference.**
10.20*	Amendment dated January 9, 2004 to Employment Agreement dated February 17, 1999 of Emil Meshberg.**
10.21*	Employment Agreement dated December 1, 2003 of Patrick F. Doherty.**
10.22*	Employment Agreement dated January 10, 2003 of Jacques Blanie.**
10.23*	Employment Agreement dated January 19, 1989 of Jacques Blanie.**
10.24*	Employment Agreement dated December 1, 2003 of Eric Ruskoski.**
21*	List of Subsidiaries.
23*	Consent of Independent Accountants.
31.1*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Filed herewith.

** Management contract or compensatory plan or arrangement.

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